United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE SECOND QUARTER OF 2004 (BRAZILIAN GAAP)
INDEX TO CONSOLIDATED FINANCIAL INFORMATION (BRAZILIAN GAAP)
SIGNATURES

BR GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br

Investor Relations
Department

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Phone: (5521) 3814-4540

PERFORMANCE OF COMPANHIA VALE DO
RIO DOCE IN THE SECOND QUARTER 2004

The financial and operational information contained in this press release, except otherwise indicated, refers to the Parent Company and was calculated in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP). This information, with the exception of that which refers to investment and market behaviour, is based on the quarterly financial statements, which have been reviewed by independent auditors.

AN EXTRAORDINARY PERFORMANCE

Rio de Janeiro, August 11, 2004 – Companhia Vale do Rio Doce (CVRD) reported exceptional results in the second quarter of 2004 (2Q04), with record sales, exports, cash generation and profits.

The performance of the company is due to good strategic execution, discipline in the allocation of capital and management of its operations, and strong global demand for minerals and metals.

In 2Q04, the following new records were set:

☐	Gross operating revenues amounted to R$ 3.578 billion, an increase of 62.2% in relation to the same quarter in 2003 and up 31.0% compared to 1Q04.

☐	Consolidated exports amounted to US$1.524 billion, which represents an increase of 60.9% in relation to 2Q03 and 50.6% compared to 1Q04. Net exports (exports minus imports) amounted to US$1.246 billion and corresponded to 14.0% of Brazil’s trade surplus accumulated in the second quarter of the year.

☐	For the first half of the year, consolidated exports amounted to US$2.536 billion with net exports at US$2.110 billion, also amounting to 14.0% of Brazil’s trade surplus in this period.

☐	Cash generation as measured by EBITDA (earnings before interest, tax, depreciation and amortisation) amounted to R$ 1.729 billion in the quarter, up 75.9% compared to 2Q03 and up 28.8% compared to the first quarter of this year.

☐	Shipments of iron ore and pellets totalled 45.894 million tons, an increase of 26.0% compared to 2Q03 and up 6.1% on 1Q04.

☐	General cargo volume (all freight except for iron ore and pellets) transported for clients by our railroad network (Vitória a Minas — EFVM
1

BR GAAP

and Carajás — EFC) amounted to 4.9 billion net ton kilometres (ntk), an increase of 13.5% on 2Q03 and up 23.2% on 1Q04 .

☐	Net earnings reported in the quarter amounted to R$ 1.683 billion, corresponding to R$ 4.39 per share, up 76.4% on 1Q04 and an increase of 32.0% on 2Q03. For the first half of the year, CVRD reported net earnings of R$ 2.637 billion.

Return on equity (ROE) for the 12-month period ending June 2004, amounted to 28.2%.

The month of June saw the first shipments of copper concentrate produced by Sossego, the mine located in the mineral province of Carajás, in the state of Pará. Revenues from the sale of this product amounted to R$ 72 million.

In 2Q04, the Company’s capital expenditure amounted to US$ 481 million, bringing the total for the first half year to US$ 787 million. These investments continue to position the company for profitable growth and the generation of value for shareholders, already creating thousands of new jobs in the execution phase of the projects.

SELECTED FINANCIAL INDICATORS

US$ million
	2Q03	1Q04	2Q04
Gross Operating Revenues	2,206	2,731	3,578
Gross Margin (%)	42.9	43.4	47.5
Operating Income	600	692	1,304
Operating Margin (%)	28.3	26.5	38.5
EBITDA	983	1,342	1,729
Net Earnings	1,275	954	1,683
ROE (annualized) (%)	26.5	27.9	28.2
Investments (US$ million) *	389.7	306.0	481.0

*including acquisitions
ROE = return on equity = net earnings / equity

BUSINESS OUTLOOK

Global economic growth has shown itself to be resilient to the negative impact of higher nominal oil prices. The influence of expansionist monetary and fiscal policies and the improvement in corporate profitability has allowed a solid and synchronized global recovery to take place. Leading indicators of global economic activity continued to signal expansion over the next few months.

The growth gap between the US economy and other industrialized economies appears to be narrowing, in contrast to what happened in the most recent cycles. Japan is likely to register GDP growth rates at least equal to those of the US. Its economy is emitting excellent signs of vitality, expressed, for example, in the good domestic consumption performance and the level of private investment.

Companies’ improved performance, with better earnings and liquidity, is stimulating investment in capital goods. This means that in the US and Europe, investment will tend to substitute consumption as the principal source of GDP growth in the short term. In Japan, consumer spending behaviour appears, for the first time in many years, to be the most important element in determining the behaviour of its economy.

BR GAAP

Restrictive measures put into practice by the Chinese economic authorities appear, up to now, to be having the desired result. Although it is premature to make a more fundamental diagnosis, data available thus far is pointing towards a soft landing for the Chinese economy. June was the fourth month running to show a reduction in the industrial production growth rate, which amounted to 16.2%, compared to 23.2% in February, 19.4% in March, 19.1% in April and 17.5% in May.

In the iron ore market these measures had an impact on imports through the spot market, with a strong drop in prices and total volumes imported. In May and June, China’s imports of iron ore averaged 14.7 million tons a month, compared to 18.5 million for the previous three months, a drop of 20.5%. External Chinese purchases of iron ore in the first half of 2004 amounted to 97.8 million tons, an increase of 34.9% compared to the same period a year earlier, while steel production, of 124.7 million tons, increased by 21.1%.

CVRD does not participate in transactions on the iron ore spot market — it gives priority to commercial relationships based on medium and long-term contracts.

The spot alumina price fell to 17.5% of the aluminum price on the LME, still much higher than the price prevailing up to the middle of 2003, reflecting restrictions on credit and the rise in the cost of electricity for the Chinese aluminum industry. However, the spot price represents a quote of marginal volumes in an alumina market which is dominated by inter company product transfers and long-term contracts. Alumina imported by China during the first half of the year amounted to 2.85 million tons, an increase of 11.1% on the same period in 2003.

One of the aims of the Chinese government in implementing a selective tightening approach to slow down its rate of economic growth, is to seek higher levels of efficiency and productivity. In the case of steel, this involves the consolidation of an industry which is extremely fragmented, with some 1,000 players, into a small group of companies with competitive operations. If successfully achieved, in our opinion, this would result in greater demand for imported iron ore and increasingly sophisticated purchasing policies, with the increasingly frequent use of long-term contracts and joint ventures with suppliers, which will tend to benefit CVRD.

In contrast to that which occurred in the period 2001/2003, the synchronized recovery in the global economy has made demand for ores and metals less dependent on Chinese expansion. For example, there are forecasts that Japanese steel production for the fiscal year 2004/2005 will be the highest since 1973/1974. In the case of copper and particularly aluminum, the premium of Comex prices relative to those on the LME, reflect strengthening demand in North America, compared to the rest of the world.

We consider that the slowdown in the growth rate of Chinese demand for ores and metals, and the fall seen in spot market prices, to be healthy trends which will help to preserve sustainable growth in global markets for these products. World demand for metals and their respective ores continues strong, exceeding current levels of production. And no reversal in this picture is expected over the short term.

RECENT MATERIAL EVENTS

In 2Q04, a number of events occurred which were of significant importance for the future performance of the Company. Of particular note were: the start-up of operations at Sossego; the celebration of contracts for the forming of joint ventures with Chinese companies for the production of aluminum, metallurgical coal and coke; the sale of the Company’s stake in CST and the signing of new long-term contracts for the supply of iron ore.

BR GAAP

•	Inauguration of Sossego copper mine

The Sossego mine, CVRD’s first copper project, began shipments of copper concentrate on June 3, constituting a new value creation platform.

Sossego, the only greenfield project in the world to begin operations in 2004, has proven and probable reserves of 244.7 million tons of copper ore – not including the reserves contained in satellite mines with copper content estimated at 1%, and approximately 0.26 grams of gold per ton as a by-product. The ore is processed by a plant which has an annual average production capacity of 467,000 tons of copper concentrate, equivalent to 140,000 tons of copper.

CVRD has invested US$ 413 million in the Sossego project, which once again demonstrates the Company’s discipline in the allocation of capital. Only six years have passed since the initial discovery of the ore deposits up to the start of operations, which can be considered a record development time for the copper industry.

•	Joint ventures with Chinese companies strengthen CVRD’s position in global ore and metals markets

At the end of May, CVRD signed contracts with a number of Chinese companies for joint investment in the alumina industry, as well as that of metallurgical coal and coke.

In association with Chalco – Aluminum Corporation of China Limited , CVRD is planning to build an alumina refinery (ABC Refinery) in Barcarena, sate of Pará, as a greenfield project, with an initial nominal production capacity of 1.8 million tons a year. It is expected to begin operations by 2007, supplied with bauxite from the Paragominas mine, currently being developed by CVRD, which will also supply stages 4 and 5 at Alunorte.

The estimated investment cost of the refinery is US$ 810 million, equivalent to US$ 450 per ton, extremely competitive for an alumina greenfield project.

CVRD has signed a joint venture agreement with the Shanghai Baosteel Group Corporation and Yongcheng Coal & Electricity Group, for the production of anthracite and metallurgical coal in China. CVRD’s stake in this project will amount to 25%, involving an investment of US$ 60 million.

The Company has also entered into an agreement with the Yankuang Group, of China, and the Japanese trading company, Itochu Corporation, for the creation of Shandong Yankuang International Coking Co. Ltd, for the production of coke. The industrial plant will be located in China, with an annual production capacity of 2 million tons of coke and 200,000 tons of methanol as a by-product. Operational start-up is planned for 2006, with investment by CVRD of around US$ 27 million, guaranteeing a 25% stake in the joint venture.

A contract has also been signed between CVRD and the Yankuang Group for the development of coking coal mine at Zhaolou, in China, with production capacity estimated at 3 million tons a year.

These agreements strengthen CVRD’s relationship with important players in the aluminum, steel and coal industries, the Company’s presence in the Chinese economy, while also heralding the Company’s entry into the coal market, complementing its portfolio of products and services for the steel industry.

BR GAAP

•	Divestment of CST

CVRD has signed a contract with Arcelor for the total divestment of its 28.02% stake in Companhia Siderúrgica de Tubarão (CST) for US$ 578.5 million, corresponding to US$ 40.50 per share.

This transaction is consistent with CVRD’s strategy of focusing efforts on exploiting profitable growth opportunities in global metals and mining markets.

•	Iron ore – additional long-term supply contracts

CVRD’s long-term contracts with its clients provide support for investment in expanding iron ore production capacity while, at the same time, eliminating risks attached to the future supply of raw material to the steel industry.

Two contracts were signed in July. The first of these was with the Nippon Steel Corporation, Japan’s largest steel producer, for the supply of 70 million tons of iron ore for over 10 years, from 2005. The second contract signed was with COSIPA — Companhia Siderúrgica Paulista for the annual supply of 1.1 million tons of iron ore, over a period of three years.

INDEPENDENT AUDITORS

In attention to CVM (Brazilian’s Securities Commission) instruction 308/99, CVRD announces the replacement of its independent auditors. From now on the Company ´s Brazilian GAAP financial statements will be audited by Deloitte Touche Tohmatsu.

REVENUE AND SALES VOLUME

CVRD’s total gross revenues in 2Q04, of R$ 3.578 billion, constituted a record, beating the previous record, of R$ 2.877 billion, set in 4Q03, by a large margin. The revenues in 2Q04 were 62.2% higher than those in 2Q03. The result achieved was substantially influenced by the sales performance of iron ore and pellets, which amounted to 83% of total revenues.

Revenues from the sale of iron ore and pellets amounted to R$ 2.935 billion, an increase of 69.7% compared to 2Q03, and 28.1% higher than the first quarter of the year. Discounting the effect of the consolidation of Ferteco, which contributed R$ 361 million to revenues in 2Q04, this increase drops to 48.8%.

The good revenue performance from the sale of iron ore and pellets was due to the greater part of the new price increases negotiated with clients for the period 2004/2005, coming into effect from April, and the growth in volume shipped, made possible by expansion to production capacity.

CVRD continues to encounter a situation of excess demand, despite the significant increase in its production and the purchase of iron ore from third parties: 4.372 million tons in 2Q04, compared to 3.314 million in 1Q04. 38.663 million tons of iron ore and 7.231 million tons of pellets were shipped in the quarter, a new sales record for both products. Previously the highest shipment volume achieved was in 4Q03, with 38.134 million tons of iron ore and 6.663 million tons of pellets.

The total volume of iron ore and pellets sold amounted to 45.894 million tons, an increase of 26.0% on the same period in the previous year and up 6.1% on 1Q04. Part of the increase seen between 2Q03 and 2Q04 is related to the consolidation of

BR GAAP

Ferteco, which took place in September 2003, and was responsible for the sale of 5.3 million tons of iron ore and pellets in 2Q04.

Of the Company’s iron ore and pellet sales, 74.8% consisted of ore fines, 9.5% lump ore and 15.7% pellets.

About 74.3% of iron ore shipments and pellets in 2Q04 went directly to export markets. China gained more importance in CVRD’s buyers’ market, accounting for 20.8% of iron ore exports — buying 7.1 million tons — compared to 18.1% in the previous quarter. In second place was Germany, which bought 5.7 million tons, followed by Japan with 4.1 million, France with 2.9 million and South Korea with 1.4 million. Of the 11.8 million tons sold in the domestic market, 4.8 million went to pelletization affiliates at Tubarão, whose production is almost entirely exported.

CVRD carried out its first copper shipment on June 3, 2004. In this quarter 34,000 tons of copper concentrate were sold, generating revenues of R$72 million.

Sales of potash, which were down in the previous quarter as a result of capacity expansion works being carried out at the Taquari-Vassouras mine, returned to normal in this quarter, amounting to 166,000 tons. In annualized terms, this volume represents sales of 664,000 tons, much higher than the nominal production capacity of 600,000 tons. The volume sold in the quarter represented an increase of 11.4% compared to the same period in the previous year, and up 20.3% on 1Q04.

As a result of higher prices and volumes, revenues obtained through the sales of potash amounted to R$ 96 million, representing an increase of 52.4% on 2Q03 and up 47.7% on 1Q04.

The volume of general cargo (all freight except for iron ore and pellets) transported for clients on our railroads (Vitória a Minas and Carajás) amounted to 4.9 billion ntk, exceeding the previous record of 4.6 billion ntk recorded in 3Q03, an increase of 13.5% on 2Q03 and up 23.2% on 1Q04. Most of the cargo transported consisted of steel industry inputs and products (43.8%), agricultural products (37.1%) and fuel (9.0%).

The Company’s two railroads reported improved productivity indicators compared to the previous quarter. The Vitória a Minas Railroad (EFVM) carried 8.53 ntk per HP (horse power), a productivity indicator for locomotives, compared to 8.15 in 1Q04. The Carajás Railroad (EFC) transported 15.18 ntk per HP, compared to 14.97 in the previous quarter. In energy efficiency terms, the EFVM consumed 2.28 litres of fuel oil per thousand gross ton kilometre transported (kgtk), and the EFC, 1.40 litres per kgtk. Both in terms of productivity as well as fuel consumption, EFVM and EFC are among the most efficient railroads in the world.

Revenues generated by logistics services, of R$ 410 million, showed an increase of 15.8% and 23.5% in relation to 2Q03 and 1Q04, representing 11.5% of the Company’s total revenues. Of this total, R$ 319 million derived from railroad transport services and R$ 91 million from port services.

BR GAAP

SALES VOLUME

	thousand tons
	2Q03	1Q04	2Q04
Iron Ore and Pellets	36,428	43,256	45,894
Iron Ore	32,102	36,901	38,663
Fines	29,001	32,610	34,321
Lumps	3,101	4,291	4,342
Pellets	4,326	6,355	7,231
Potash	149	138	166
Copper Concentrate	—	—	34
Port Services	7,411	5,635	6,896

RAILROAD TRANSPORTATION OF GENERAL CARGO

	ntk million
	2Q03	1Q04	2Q04
Vitória a Minas Railroad	3,311	3,062	3,563
Carajás Railroad	987	897	1,316

Total	4,298	3,959	4,879

IRON ORE AND PELLET SALES BY DESTINATION

	million tons
FOREIGN MARKET	2Q03	1Q04	2Q04
ASIA
China	4.8	5.8	7.1
South Korea	1.7	1.7	1.4
Philippines	0.6	0.8	1.0
Japan	4.1	4.0	4.1
Taiwan	0.5	0.7	0.5
Others	0.0	0.4	0.5

Total	11.7	13.4	14.6
EUROPE
Germany	2.8	4.6	5.7
Spain	0.9	0.9	1.1
France	2.3	2.3	2.9
Italy	1.2	1.5	1.1
United Kingdom	0.6	0.5	0.4
Others	2.8	3.5	3.9

Total	10.6	13.3	15.1
THE AMERICAS
Argentina	0.8	0.9	0.8
United States	0.8	1.0	0.9
Other	0.6	1.3	0.8

Total	2.2	3.2	2.5
Others
Bahrein	0.4	1.0	0.6
Others	2.0	1.1	1.3

Total	2.4	2.1	1.9

TOTAL	26.9	32.0	34.1

DOMESTIC MARKET	2Q03	1Q04	2Q04
Steel Mills	4.6	6.3	7.0
Pelletizing Joint Ventures	4.8	4.9	4.8

Total	9.4	11.2	11.8

TOTAL	36.3	43.2	45.9

BR GAAP

GROSS REVENUES BY PRODUCT

	R$ million
	2Q03%		1Q04%		2Q04%
Iron Ore	1,355	61.4	1,697	62.1	2,072	58.0
Domestic Market	364	16.5	428	15.7	524	14.7
Export Market	991	44.9	1,269	46.5	1,548	43.3
Pellets	375	17.0	595	21.8	863	24.1
Domestic Market	64	2.9	115	4.2	158	4.4
Export Market	311	14.1	480	17.6	705	19.7
Pelletizing Plants Operation Services	32	1.4	36	1.3	47	1.3
Railroad Transport	270	12.2	261	9.6	319	8.9
Port Services	84	3.8	71	2.6	91	2.5
Potash	63	2.9	65	2.4	96	2.7
Copper Concentrate	—	—	—	—	72	2.0
Others	28	1.3	6	0.2	18	0.5

Total	2,206	100.0	2,731	100.0	3,578	100.0

NET PROFIT OF R$ 1.683 BILLION, AN ALL TIME HIGH

Net earnings in 2Q04 amounted to R$ 1.683 billion, the highest quarterly profit in the Company’s history, 76.5% higher than in previous quarter and 32.1% higher than in 2Q03. Up to that time, the net earnings reported in 4Q02, of R$ 1.541 billion, was the previous quarterly record.

The principal factors that contributed to this earnings growth compared to 2Q03 were: the increase of R$ 1.265 billion net revenues and the R$ 985 million equity income result.

Iron ore and pellet affiliates and subsidiaries contributed with R$ 436 million in equity income, thanks to the improved result by Caemi, which contributed with R$ 66 million towards CVRD’s net earnings and the impact of the appreciation of the US dollar against the Brazilian Real, on the Company’s assets abroad, of approximately R$ 102 million.

Manganese and ferro-alloy producing companies contributed with R$ 144 million, a result which was dominated by foreign subsidiaries. RDME contributed with earnings of R$ 14 million (compared to a loss of R$ 37 million in 2Q03) and RDM, with R$ 74 million. Stakes in steel companies added a further R$ 302 million to the overall equity income result, CST being the most notable, with a contribution of R$ 175 million, and CSI, with R$ 88 million.

Companies in the aluminum production chain added R$ 228 million to CVRD’s net earnings: Albrás with R$ 99 million, Alunorte with R$ 73 million and MRN with R$ 43 million.

BR GAAP

RESULT FROM SHAREHOLDINGS BY BUSINESS AREA

	R$ million
Business Area	2Q03	1Q04	2Q04
Ferrous Minerals	8	274	580
Iron Ore and Pellets	(3)	216	436
Manganese and Ferro-Alloys	11	58	144
Non-Ferrous Minerals	27	6	(2)
Logistics	(178)	20	33
Steel	15	118	302
Aluminum	267	90	228
Others	12	2	(5)

Total	151	510	1,136

On the other hand, we saw an increase of R$ 1.455 billion in monetary variation, COGS up by R$ 564 million and expenditure on research and development, up by R$ 40 million.

The impact of the 6.8% depreciation in the Real against the US dollar between March 31, 2004 and June 30, 2004 on CVRD’s external net foreign currency-denominated liabilities is reflected in the figure for monetary variation. Despite the fact that this figure directly affects the Company’s profits, it does not generate financial effects in the short term. On the other hand, the depreciation of 5.3% in the average Real/US dollar exchange rate between 1Q04 and 2Q04 had a positive effect on the Company’s cash generation, seeing that 87% of its revenues are indexed to the US dollar, while only approximately 30% of its costs are so linked.

The increase in COGS can be largely explained by: the consolidation of Ferteco, which added R$ 217 million in 2Q04, the increase in the consumption of oil products as a result of the expansion to the Company’s fleet of locomotives and wagons; the increase of R$ 10 million in demurrage expenses, which increased from R$ 37 million in 2Q03 to R$ 47 million in this quarter; and by the growth seen in CVRD’s own activities.

COGS BREAKDOWN

	R$ million
	2Q03%		1Q04%		2Q04%
Personnel	124	10.2	150	10.2	165	9.3
Material	206	17.0	231	15.6	336	18.9
Fuel Oil and Gases	156	12.9	160	10.8	195	11.0
Contracted Services	180	14.9	288	19.5	340	19.2
Energy	33	2.7	44	3.0	54	3.0
Acquisition of products	263	21.7	283	19.2	341	19.2
Depreciation and Amortization	155	12.8	245	16.6	222	12.5
Others	94	7.8	75	5.1	122	6.9

Total	1,211	100.0	1,476	100.0	1,775	100.0

The increase in research and development expenses is explained by the intensification of mineral prospecting efforts, which have been carried out both in Brazil and abroad .

RECORD CASH GENERATION: R$ 1.729 BILLION

BR GAPP

CVRD set a new cash generation record this quarter, with EBITDA of R$ 1.729 billion, exceeding the previous record of R$ 1.506 billion achieved in 3Q03. EBITDA in 2Q04 was 75.8% up in relation to 2Q03, and 28.8% higher than in 1Q04.

The principal factor behind the increase of R$ 746 million in EBITDA in 2Q04, compared to 2Q03, was the rise of R$ 1.265 billion in net revenues. Other items also contributed to the cash generation figure:

•	The increase of R$ 71 million in depreciation/goodwill, basically as a function of the incorporation of Ferteco in September 2003 and by the speeding up, from 1Q04, of the amortization of the goodwill paid in the acquisition of Samitri.

•	The reduction of R$ 43 million at the other operational expenses line, seeing that in 2Q03 more contingency provisions were accounted for, as well as the pre-operational expenses for the São Luis pelletizing plant.

On the other hand, we saw an increase of R$ 564 million in COGS, of R$ 40 million in research and development and R$ 38 million in administrative expenses, due to expansion in the workforce and a salary increase of 17% awarded in July 2003.

EBITDA CALCULATION

			R$ million
	2Q03	1Q04	2Q04
Net Operating Revenues	2,119	2,608	3,384
COGS	(1,211)	(1,476)	(1,775)
Sales Expenses	(45)	(5)	(7)
Administrative Expenses	(96)	(104)	(134)
Research & Development	(36)	(63)	(76)
Other Operational Expenses	(131)	(268)	(88)

EBIT	600	692	1,304

Depreciation and Amortization	162	256	233
Dividends Received	185	211	192
Adjustments for Non-Recurring Items (asset write-off)	36	183	—

EBITDA	983	1,342	1,729

DEBT: LEVERAGE AND COVERAGE INDICATORS AT EXCELLENT LEVELS

Our discussion of debt is in accordance with generally accepted accounting principles in the Unites States of America (US GAAP).

CVRD’s total debt on June 30, 2004 was US$ 4.514 billion, a small reduction from the position at March 31, 2004, of US$ 4.526 billion. The consolidation of Albras added US$ 295 million to the total debt in 2Q04. Without the consolidation, the total debt would have been US$ 4.219 billion at the end of June 2004.

Short-term debt was reduced by US$ 40 million from the end of March 2004, while long-term debt increased by US$ 28 million. The debt average life rose to 6.43 years at the end of 2Q04, more than double the level at the end of 2002. The

BR GAAP

lengthening of the maturity profile of the debt was achieved without any significant increase in average cost, which remains below 7% per year.

Net debt increased slightly, from US$ 3.442 billion at the end of March 2004, to US$ 3.455 billion at the end of June 2004.

The value of guarantees given to non-consolidated affiliates and joint ventures totaled only US$ 8 million (Samarco, US$ 7 million and Valesul, US$ 1 million), given that out of the US$ 260 million in guarantees existing at March 31, 2004, US$ 252 million was related to Albras, now consolidated.

Reflecting the strong expansion of LTM EBITDA, to US$ 2.912 billion, total debt/LTM EBITDA fell to 1.55x. Also, it is important to consider that this ratio is still artificially inflated, since its numerator takes into account all the debt of Albras, Caemi and FCA, while the denominator includes only the EBITDA generated by these companies from their respective consolidation dates (September 2003 for Caemi and FCA, January 2004 for Albras). Total debt/enterprise value at the end of 2Q04 was 21.7%.

There was a strong improvement in interest coverage, as measured by LTM EBITDA/LTM interest payments, which increased from 11.51x at the end of 2003 to 13.24x at the end of 2Q04.

At the end of July 2004, Alunorte obtained a syndicated loan of US$ 310 million, with total tenor of 10 years, average duration of 7.3 years, at a cost of six-month Libor plus 2% p.a. This cost will be changed to six-month Libor plus 3% p.a. upon completion of construction of stages 4 and 5 of the refinery which the loan was obtained to finance.

FINANCIAL EXPENSES

Financial Expenses on:	1Q04	US$ million 2Q04
Local Debt	(13)	(12)
External Debt	(43)	(67)
Debt with Related Parties	(2)	(5)
Total Debt-related Financial Expenses	(58)	(84)

Gross Interest on:	1Q04	2Q04

Tax and Labour Contingencies	(6)	(9)
Tax on Financial Transactions (CPMF)	(4)	(14)
Derivatives	(59)	23
Others	(15)	(22)
Total Gross Interest	(84)	(22)

Total	(142)	(106)

DEBT INDICATORS

			US$ million
	2Q03	1Q04	2Q04
Gross Debt	3,282	4,526	4,514
Net Debt	2,316	3,442	3,455
Gross Debt/LTM EBITDA (x)	1.74	1.86	1.55
LTM EBITDA/LTM Interest Expenses (x)	9.36	11.98	13.24
Gross Debt/EV (x)	0.24	0.19	0.22

Enterprise Value = market capitalization + net debt

BR GAAP

CONTINUING TO POSITION THE COMPANY FOR PROFITABLE GROWTH: INVESTMENT OF US$ 481 MILLION

During the second quarter of 2004, CVRD carried out investment of approximately US$ 481 million, accumulating a total of US$ 787 million in the first half of the year.

In 2Q04, investment in organic growth (growth capex) amounted to US$ 350 million, while investment in the maintenance of existing operations (stay-in-business capex) amounted to US$ 131 million.

Of the amount invested in growth, US$ 22 million was spent on mineral exploration: 84% in Brazil and 16% in other countries, mainly Chile, Peru, Gabão, Angola and Mongólia. Mineral exploration involved the search for copper, nickel, gold, kaolin, bauxite, manganese and metals of the platinum group.

US$ 328 million was invested in brownfield and greenfield projects, which are in different phases of development. All projects are within budget and running according to schedule.

Investment in main ongoing projects

		Amount invested
Area	Project	US$ million			Status
		1Q04	2Q04	1H04
Ferrous Minerals	Expansion of iron ore mines in Carajás to 85 Mtpa -Northern System	2	24	26	This project will add 15 million tons a year to CVRD’s production capacity and is scheduled for completion by 2006. The conclusion of the works of Phase II of Pier III at the Ponta da Madeira Maritime Terminal is scheduled for July 2005. Work on the beneficiation plant is already ongoing.

	Iron ore mine of Brucutu Phase I -Southern System	2	10	12	Brucutu is not a modular project and is likely to produce 4 million tons this year. Phase I will be concluded in 2006, when it will reach nominal production capacity of 12 million tons a year. The terracing phase of the work is already complete and building construction is underway. Around 90% of the equipment purchasing and service contracting has already been completed, or is in the process of being carried out.

	Iron ore mine at Fábrica Nova -Southern System	3	7	10	First phase scheduled for completion for 2005, when the mine will have a nominal production capacity of 10 million tons a year. The start-up of the second phase is scheduled for 2007, when the mine is expected to reach production of 15 million tons a year. The project is in the electro-mechanical assembly stage in its installations and equipment.

	Expansion of the iron ore mines at Itabira -Southern System	4	4	8	Expansion to production capacity of 3 million tons a year and modernization of the operations in the mines at Itabira , raising nominal production capacity to 46 million tons a year. Completion scheduled for 2006.

Non-ferrous minerals	Expansion of Taquari-Vassouras potash mine	16	5	21	About 72% of the expansion works have already been carried out. Operational start-up for the expansion is scheduled for the second half of 2005.

Aluminum	Paragominas I	2	2	4	Environmental licences have been obtained for the development of the mine and the construction of an ore pipeline, 230km in length, which will transport the bauxite to the Alunorte refinery. Operation is scheduled to begin at the end of 2006, with annual production capacity of 9.0 million tons of bauxite. The basic project for the plant and for the ore pipeline have already been completed and the pilot plant has already seen its start-up. The total cost of the project is US$353 million.

BR GAAP

Logistics	Purchase of locomotives and wagons -EFVM/EFC	75	78	153	In 1H04, delivery was taken of 2,109 wagons - 1,531 for the transportation of iron ore and 578 for general cargo — and 16 locomotives.

Power Generation	Aimorés Hydroelectric Power Plant	11	5	16	The plant is located on the Rio Doce, in the state of Minas Gerais, and will have a generation capacity of 330MW, with start-up scheduled for July 2005.

	Candonga Hydroelectric Power Plant	2	1	3	The plant is in the commissioning phase with commercial operations scheduled to begin in August this year. The plant’s generation capacity is 140MW.

	Capim Branco I & II Hydroelectric Power Plants	6	9	15	Both plants are located on the Rio Araguari, in the state of Minas Gerais, and will have a generation capacity of 240MW and 210MW respectively. Operational start-up for both projects is scheduled for 2006.

In 2Q04, US$ 27 million was injected into Alunorte, totalling US$ 47 million for the first half of the year. This investment refers to the first instalment payment by CVRD as part of Alunorte’s first capital increase tranche, destined for the financing of investment in the construction of modules 4 and 5 of the alumina refinery, which will increase production capacity by 1.8 million tons, and which is expected to be in operation by 2006. A total capital increase for this company is envisaged of US$ 233 million, the company providing 57% of this amount, in proportion to the size of its equity stake.

SELECTED FINANCIAL INDICATORS FOR THE MAIN SUBSIDIARIES AND AFFILIATES

Selected financial indicators for the Company’s main subsidiaries and affiliates are available on CVRD’s ITR (quarterly financial report as filed with the CVM), on the Company website, www.cvrd.com.br, investor relations.

CONFERENCE CALL/WEBCAST

On Friday 13 August, CVRD will be holding a conference call and webcast at 12.00 noon: the time in Rio de Janeiro in Brazil, 11:00 am United States Eastern Standard Time and 4 pm British Standard Time. Instructions to take part in these events are available on CVRD’s web site, www.cvrd.com.br, investor relations. A recording of CVRD’s conference call/webcast will be available for a period of 90 days after August 13, 2004.

BR GAAP

FINANCIAL STATEMENTS

			R$ million
	2Q03	1Q04	2Q04
Gross Operating Revenues	2,206	2,731	3,578
Taxes	(87)	(123)	(194)
Net Operating Revenues	2,119	2,608	3,384
Cost of Goods Sold	(1,211)	(1,476)	(1,775)
Gross Earnings	908	1,132	1,609
Gross Margin (%)	42.9	43.4	47.5
Result from Shareholdings	151	510	1,136
Equity Income	370	595	1,247
Goodwill Amortization	(185)	(57)	(80)
Provision for Losses	(35)	(28)	(31)
Operational Expenses	(308)	(440)	(305)
Sales	(45)	(5)	(7)
Administrative	(97)	(104)	(134)
Research and Development	(36)	(63)	(76)
Other Operational Expenses	(131)	(85)	(88)
Non recurring Item — Goodwill Amortization of Samitri	—	(183)	—
Financial Result	783	(205)	(703)
Financial Expenses	(164)	(165)	(153)
Financial Revenues	61	29	20
Monetary Variation	885	(69)	(570)
Operating Profit	1,534	997	1,737
Income Tax and Social Contribution	(259)	(43)	(54)
Net Earnings	1,275	954	1,683
Earnings per share (R$)	3.32	2.48	4.39

BALANCE SHEET

			R$ million
	06/30/03	03/31/04	06/30/04
Asset
Current	4,127	3,827	3,924
Long Term	2,894	2,679	2,783
Fixed	20,774	24,495	26,417
Total	27,796	31,001	33,124
Liabilities
Current	5,297	5,036	4,453
Long Term	8,310	10,543	11,993
Shareholders’ Equity	14,188	15,422	16,678
Paid-up Capital	6,300	6,300	7,300
Reserves	7,888	9,122	9,378
Total	27,796	31,001	33,124

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

CONTENTS

Part I	3
1 – Operating Results for the First Semester of 2004 Compared with the First Semester of 2003	3
1.1 – General Aspects	3
1.2 – Comments on the Company Results	4
1.2.1 – Gross Revenue	4
1.2.2 – Cost of Products and Services	5
1.2.3 – Results of Equity Investments by Business Area	6
1.2.4 – Operating Expenses	7
1.2.5 – Net Financial Results	8
1.2.6 – Income Tax and Social Contribution	8
1.2.7 – Cash Generation	8
1.2.8 – Non recurring Item – Samitri’s goodwill amortization	8
1.2.9 – Interest on Stockholders’ Equity	8
1.2.10 – Relationship with Independent Auditors	8
Part II	9
Quarterly Information and Notes to the Quarterly Information	9
2 – Balance Sheet	9
3 – Statement of Income	10
4 – Statement of Changes in Stockholders’ Equity (Additional Information)	11
5 – Statement of Cash Flows (Additional Information)	12
6 – Notes to the Quarterly Information at June 30, 2004 and June 30, 2003	13
6.1 – Operations	13
6.2 – Presentation of Quarterly Information	13
6.3 – Significant Accounting Policies	13
6.4 – Cash and Cash Equivalents	13
6.5 – Related Parties	14
6.6 – Inventories	14
6.7 – Deferred Income Tax and Social Contribution	15
6.8 – Taxes to recover or offset	16
6.9 – Investments	17
6.10 – Property, Plant and Equipment	18
6.11 – Loans and Financing	20
6.12 – Contingent Liabilities	21
6.13 – Environmental and Site Reclamation and Restoration Costs	22
6.14 – Paid-up Capital	22
6.15 – Treasury Stock	22
6.16 – Financial Result	23
6.17 – Financial Instruments — Derivatives	25
6.18 – Exchange Rate Exposure	28
6.19 – Administrative and Other Operating Expenses	28
6.20 – Subsequent Event	29
Part III	30
7 – Other Information the Company Deems Relevant	30
7.1 – Iron Ore and Pellet Sales (Main Markets) (Unaudited)	30
7.2 – Business Performance Ratios (Unaudited)	31

CVRD	1

Part IV	32
8- Attachment I — Equity Investee Information	32
8.1- CAEMI (Adjusted and Unaudited)	32
8.2- Aluminum Area — Albras (Adjusted and Unaudited)	33
8.3- Aluminum Area — Alunorte (Adjusted and Unaudited)	34
8.4- Aluminum Area — MRN (Adjusted and Unaudited)	35
8.5- Aluminum Area — Valesul (Adjusted and Unaudited)	36
8.6- Pellets Area — Hispanobras (Adjusted and Unaudited)	37
8.7- Pellets Area — Itabrasco (Adjusted and Unaudited)	38
8.8- Pellets Area — Kobrasco (Adjusted and Unaudited)	39
8.9- Pellets Area — Nibrasco (Adjusted and Unaudited)	40
8.10- Pellets Area — Samarco (Adjusted and Unaudited)	41
(*) The 2Q/03 was adjusted. 8.11- Pellets Area — GIIC (Adjusted and Unaudited)	41
8.11- Pellets Area — GIIC (Adjusted and Unaudited)	42
8.12- Manganese and Ferroalloys Area — RDM (Adjusted and Unaudited)	43
8.13- Manganese and Ferroalloys Area — Urucum (Adjusted and Unaudited)	44
8.14- Manganese and Ferrolloys Area — RDME (Adjusted and Unaudited)	45
8.15- Steel Area — CST (Adjusted and Unaudited)	46
8.16- Steel Area — CSI (Adjusted and Unaudited)	47
8.17- Logistics Area — Docenave (Adjusted and Unaudited)	48
8.18- Logistics Area — FCA (Adjusted and Unaudited)	49
8.19- Non ferrous minerals area — PPSA (Adjusted and Unaudited)	50
9- Report of the Independent Accountants	51
10- Members of the Board of Directors, Advisory Committees of the Board of Directors, Fiscal Council, and Executive Officers and Responsible Technicians	52

2	CVRD

PART I

Expressed In thousands of reais

1- OPERATING RESULTS FOR THE FIRST SEMESTER OF 2004 COMPARED WITH THE FIRST SEMESTER OF 2003

1.1- General Aspects

(a)	Companhia Vale do Rio Doce’s segments of business are as follows:

•	Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	Non-ferrous minerals: potash, kaolin and copper;

•	Logistics: railroads, ports and maritime terminals and shipping;

•	Energy: electric power generation; and

•	Holdings: equity holdings in producers of aluminum and steel.

(b)	The variations of the main currencies and indices in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly-controlled companies and affiliates, were as follows:

	Δ%					Parity
	U.S.						US$ x
Currencies / Indices	DOLLAR	YEN	GOLD	IGP-M	TJLP	US$ x R$	Yen
Period
1S/04 (from 01/01/04 to 06/30/04)	7.6	5.8	(4.9)	6.8	4.8	3.1075	108.89
2Q/04 (from 04/01/04 to 06/30/04)	6.8	2.5	(6.6)	4.0	2.4	3.1075	108.89
1Q/04 (from 01/01/04 to 03/31/04)	0.7	3.3	1.8	2.7	2.4	2.9086	104.48
2003 (from 01/01/03 to 12/31/03)	(18.2)	(9.3)	19.9	8.7	11.5	2.8892	107.17
1S/03 (from 01/01/03 to 06/30/03)	(18.7)	(19.4)	(0.4)	5.9	5.6	2.8720	119.94
2Q/03 (from 04/01/04 to 06/30/04)	(14.3)	(15.6)	3.3	(0.4)	2.9	2.8720	119.94

About 65% of the Company’s gross revenue for the six months ended June 30, 2004 is derived from exports and part of domestic sales is linked to the U.S. dollar. About 30% of total costs are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 96% of the short-term and long-term loans of the Company at 06/30/04 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Note 6.16).

(c)	On the first semester of 2004, the consolidated trade balance of US$ 2,110 million was generated as follows:

	Consolidated (in US$ million)
	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Exports	1,524	1,012	947	2,536	1,747
Imports	(278)	(148)	(80)	(426)	(196)

	1,246	864	867	2,110	1,551

Consolidated Trade Balance — US$ Million

CVRD	3

1.2- Comments on the Company Results

The net income of the Company on the first semester of 2004 was R$ 2,636,855 (net income of R$ 1,683,141 in the second quarter and net income of R$ 953,714 in the first quarter) compared with net income of R$ 2,438,555 in the first semester of 2003 (the earnings per share correspond to R$ 6.87 in the first half of 2004 compared to R$ 6.35 in the first half of 2003).

1.2.1- Gross Revenue

The 34% increase in gross revenue (R$ 6,309,165 on the first semester of 2004 against R$ 4,724,031 in the first semester of 2003) is the result of the 22% higher volume sold of iron ore and pellets, considering the merger of Ferteco in September 2003 and for the operation at full capacity of the pelletizing plant of São Luis in the second semester of 2003, as shown in the table below compensated in part of the average valuation of the real against the United States Dollar by 8.3%, incident on 87% of the revenue of the Company. The increase in iron ore and pellets sales was due to growth in Europe, Asia and steel companies of 34%, 20% and 37% respectively. The revenue for the includes the first transportation of Copper (34 thousands of tons — R$ 72,350).

	In thousands of metric tons (except gold)						In thousands of reais
	Quarter			Accumulated			Quarter			Accumulated
	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03	Δ%	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03	Δ%
External market
Iron ore — fines	26,294	24,757	21,761	51,051	42,309	21	1,431,912	1,159,327	918,844	2,591,239	1,972,746	31
Iron ore — lump ore	1,856	2,087	1,599	3,943	3,203	23	115,684	109,027	72,067	224,711	159,870	41
Pellets	5,910	5,214	3,618	11,124	7,789	43	705,071	479,596	311,399	1,184,667	717,460	65

	34,060	32,058	26,978	66,118	53,301	24	2,252,667	1,747,950	1,302,310	4,000,617	2,850,076	40

Internal market
Iron ore — fines	8,027	7,853	7,240	15,880	14,849	7	405,745	331,256	308,698	737,001	666,367	11
Iron ore — lump ore	2,486	2,204	1,502	4,690	3,048	54	118,722	97,225	55,104	215,947	108,832	98
Pellets (*)	1,321	1,141	708	2,462	1,621	52	204,549	151,278	95,683	355,827	214,312	66

	11,834	11,198	9,450	23,032	19,518	18	729,016	579,759	459,485	1,308,775	989,511	32

Total
Iron ore — fines	34,321	32,610	29,001	66,931	57,158	17	1,837,657	1,490,583	1,227,542	3,328,240	2,639,113	26
Iron ore — lump ore	4,342	4,291	3,101	8,633	6,251	38	234,406	206,252	127,171	440,658	268,702	64
Pellets	7,231	6,355	4,326	13,586	9,410	44	909,620	630,874	407,082	1,540,494	931,772	65

	45,894	43,256	36,428	89,150	72,819	22	2,981,683	2,327,709	1,761,795	5,309,392	3,839,587	38

Railroad transportation	12,524	12,165	13,564	24,689	25,716	(4)	318,831	261,142	270,018	579,973	528,884	10
Port services	6,896	5,635	7,411	12,531	13,035	(4)	90,957	71,485	83,519	162,442	151,817	7
Gold (kg)	—	—	615	—	1,416	—	—	—	20,085	—	52,383	—
Potash	166	138	149	304	307	(1)	96,176	65,272	63,343	161,448	135,873	19
Copper	34	—	—	34	—	—	72,350	—	—	72,350	—	—
Other products and services	—	—	—	—	—	—	18,021	5,539	7,653	23,560	15,487	52

							3,578,018	2,731,147	2,206,413	6,309,165	4,724,031	34

(*)	Revenues derived from services provided to pelletizing joint ventures in the amount of R$ 46,985, R$ 35,777, R$ 31,749, R$ 60,511 and R$ 82,762 in 2Q/04, 1Q/04, 2Q/03, 06/30/03 and 06/30/04, respectively.

Summary of volumes sold of iron ore and pellets by geographical area (see 7.1 item).

	(Millions of tons)
	Quarter			Accumulated
	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Foreign Market
Asia	14.6	13.4	11.7	28.0	23.4
Europe	15.1	13.3	10.6	28.4	21.2
Americas	2.5	3.2	2.2	5.7	4.8
Africa / Middle East / Australia	1.9	2.1	2.4	4.0	3.9

	34.1	32.0	26.9	66.1	53.3

Domestic Market	11.8	11.2	9.4	23.0	19.5

Total	45.9	43.2	36.3	89.1	72.8

4	CVRD

1.2.2- Cost of Products and Services

By Nature

	2003		Quarter						Accumulated
	Denominated
	R$	US$	2Q/04%		1Q/04%		2Q/03%		06/30/04%		06/30/03%		Δ%
Personnel	315,247	—	165,305	9	149,942	10	123,609	10	315,247	10	243,871	10	29
Material	382,685	184,255	336,038	19	230,902	16	206,016	17	566,940	17	417,119	17	36
Oil and gas	355,076	—	195,051	11	160,025	11	155,642	13	355,076	11	294,818	13	20
Outsourced services	474,173	—	268,963	16	205,210	14	169,105	14	474,173	15	292,448	12	62
Outsourced transportation	154,759	—	71,478	4	83,281	6	10,600	1	154,759	5	16,992	1	811
Energy	97,841	—	53,970	3	43,871	3	32,792	3	97,841	3	56,959	2	72
Acquisition of iron ore and pellets	—	589,869	321,647	18	268,222	18	258,570	21	589,869	18	645,038	26	(9)
Tolling industrialization	—	33,738	18,747	1	14,991	1	4,268	—	33,738	1	4,268	—	690
Depreciation and depletion	274,179	—	125,646	7	148,533	10	129,510	11	274,179	8	256,130	10	7
Amortization of goodwill	192,191	—	96,095	5	96,096	7	24,419	2	192,191	6	48,838	2	294
Others	42,720	154,924	122,788	7	74,856	4	96,318	8	197,644	6	182,251	7	8

Total	2,288,871	962,786	1,775,728	100	1,475,929	100	1,210,849	100	3,251,657	100	2,458,732	100	32

	70%	30%

The increase of 32% (R$ 792,925) in the cost of products and services (R$ 3,251,657 as of June 30, 2004 compared to R$ 2,458,732 as of June 30, 2003) is mainly due to the following major factors:

•	Ferteco’s merger in September 2003, adding costs of R$ 425,578 from sales of 10,143 thousand tons of iron ore and pellets, besides the impact of R$ 102,738 goodwill amortization;

•	Acceleration of goodwill amortization period of Samitri as a result of the revision of its projection of rentability, increasing costs in this quarter in R$ 40,619;

•	Start up operations of the São Luís Pellets Plant (UPSL), adding costs of R$ 91,208 to sales of 179,366 thousand tons in 2004 as compared to 1,206 thousand tons in the same period of the prior year; and

•	R$ 235,520 due to the increase in sales growth, the increase in maintenance costs of goods and equipment and price adjustments to contracts of services and oil-derived products.

CVRD	5

1.2.3- Results of Equity Investments by Business Area

The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Business Area	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03%
Ferrous Minerals
. Iron ore and pellets	372,043	249,911	382,470	621,954	615,822	1
. Manganese and ferroalloys	150,497	76,537	56,800	227,034	102,372	122
Non-Ferrous Minerals	(1,721)	5,635	(100)	3,914	(104)	3,863
Logistics	82,595	45,502	22,359	128,097	20,220	534
Holdings
. Steel	257,775	115,481	125,310	373,256	218,499	71
. Aluminum	227,858	89,613	266,945	317,471	487,929	(35)
Others	(2,797)	3,697	12,249	900	27,142	(97)

Equity	1,086,250	586,376	866,033	1,672,626	1,471,880	14

Provision for losses	(30,525)	(28,402)	(34,866)	(58,927)	(25,234)	(134)
Amortization of goodwill	(80,013)	(57,270)	(184,639)	(137,283)	(277,811)	51
Exchange variation on Stockholders’ Equity	160,745	8,855	(495,536)	169,600	(682,763)	125

Results of investment participations	1,136,457	509,559	150,992	1,646,016	486,072	239

The detail information of main companies is presented in attachment I.

Ferrous Minerals

(a) Iron Ore and Pellets

Equity in the results of investees is stable (R$ 621,954 in the first half of 2004 against R$ 615,822 in the first half of 2003). There were increases in sales volume of iron ore and pellets as well as of average prices, partially offset by the Real appreciation of 9% (the average exchange rate floated from R$ 3.2382 in the first half of 2003 to R$ 2.9710 in the first half of 2004). The effects of exchange rate variation on debt generated a sharp negative variation, due to the Real devaluation against the US dollar, of 8% in the first half of 2004 as compared to 19% in the first half of 2003.

In September 2003, CVRD increased its ownership in Caemi Mineração e Metalurgia S.A. (60.23% in the first half of 2004 against 16.86% in the first half of 2003), having a positive impact on equity in the results of investees. As opposed, due to the incorporation of Ferteco Mineração S.A. in September 2003, equity in the results of Ferteco is no longer applicable as from the first half of 2004.

6	CVRD

(b) Manganese and Ferroalloys

Equity in the results of investees had an increase of 122% (R$ 227,034 in the first half of 2004 as compared to R$ 102,372 in the first half of 2003), mainly due to the increases in sales volume and selling average prices of manganese and ferroalloys, partially offset by the effects of the Real appreciation of 9% (average exchange rate floated from R$ 3.2382 in the first half of 2003 to R$ 2.9710 in the first half of 2004).

The net financial results increased mainly due to the of financial income arising from cash investments.

Non-Ferrous Minerals

Equity in the results of PPSA was a gain of R$ 3,914 in the first half of 2004 as compared to a loss of R$ 104 in the first half of 2003. PPSA had negative stockholders’ equity in the first half of 2003 and, accordingly, equity in its results was not recognized.

Operating income was stable despite the increase in sales volume and stability in average prices in US dollar, due to the negative effects of the 9% Real appreciation.

The effects of exchange rate variations on debt had a strong negative impact due to the Real devaluation against the US dollar of 8% in the first half of 2004 as compared to an appreciation of 19% in the first half of 2003.

Logistic

Equity in the results of investees increased substantially (a gain of R$ 128,097 in the first half of 2004 as compared to a loss of R$ 20,220 in the first half of 2003), due to the increase in volume transported through the railroads and shipments, partially offset by the reduction in the volume of bulk transportation as a result of the divestitures program in the shipping business. Selling average prices increased mainly due to the strong demand for transportation services, especially from the exporters.

Holdings

(a) Steel

Equity in the results of investees had an increase of 71% (R$ 373,256 in the first half of 2004 as compared to R$ 218,499 in the first half of 2003) mainly due to the increases in sales volume and selling average prices, partially offset by the effects of the Real appreciation against the US dollar (average exchange rate floated from R$ 3.2382 in the first half of 2003 to R$ 2.9710 in the first half of 2004).

The exchange rate variation on debt had a strong adverse impact due to the effects of the Real devaluation against the US dollar.

Additionally, in the second quarter of 2004 CST had a favorable decision in Court and, accordingly, recognized R$ 73,533 of income tax credits related to the “Plano Verão” and reversal of provision for contingencies.

(b) Aluminum

Equity in the results of investees decreased by 35% (R$ 317,471 in the first half of 2004 as compared to R$ 487,929 in the first half of 2003).

There were increases in sales volume, mainly of alumina and bauxite, due to the increase in the capacity production of the plants and increase in the selling average prices partially offset by the effects of the Real appreciation against the US dollar (average exchange rate floated from R$ 3.2382 in the first half of 2003 to R$ 2.9710 in the first half of 2004). The aluminum production costs of Valesul significantly increased as a result of the increase in energy costs.

The financial negative effects in the results totally offset the operating gains and generated a reduction of equity in the results of investees as an impact on debt of the Real devaluation against the US dollar of 8% in the first half of 2004 as compared to an appreciation of 19% in the first half of 2003 as well as a devaluation of 6% against the Japanese Yen (which indexes a portion of the ALBRAS’ debt) in the first half of 2004 as compared to an appreciation of 19% in the first half of 2003.

Additionally, as a result of the increase in metal prices, the marking of the market price derivative instruments for metal prices generated losses in the first half of 2004.

1.2.4- Operating Expenses

The operating expenses increased by R$ 151,858 (R$ 744,906 on 06/30/04 compared to R$ 593,048 on 06/30/03), basically because of non- recurring-goodwill amortization of Samitri (note 1.2.8).

CVRD	7

1.2.5- Net Financial Results

The net financial result in 2Q04 had a negative impact of R$ 1,836,231 (expense of R$ 908,192 on 06/30/04 compared to revenue of R$ 928,039 on 06/30/03), mainly due to exchange rate effects arising from the valuation of the dollar against the real of 7.6% in, 2004 and devaluation of the dollar against the real of 18.7% in 2003. (Note 6.16)

1.2.6- Income Tax and Social Contribution

Income tax and social contribution reflect an expense of R$ 97,065 on 06/30/04 compared with an expense of R$ 459,560 on 06/30/03, mainly caused by the decrease in the tax basis (income before income tax and social contribution less the equity method result, goodwill and provisions for non-deductible losses) to R$ 1,001,514 on 06/30/04 compared to R$ 2,233,551 on 06/30/03, partially reduced by the benefit of interest on stockholders’ equity of R$ 306,170 on 06/30/04 (R$ 340,376 on 06/30/03). (Note 6.7)

1.2.7- Cash Generation

The operating cash generation measured by EBITDA (earnings before interest, income tax and depreciation, amortization and depletion) was R$ 3,071,220 on 06/30/04, against R$ 2,131,209 on 06/30/03, an increase of 44.1%.

EBITDA

	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Net operating revenue	3,384,461	2,608,198	2,119,013	5,992,659	4,535,784
Cost of products and services	(1,775,728)	(1,475,929)	(1,210,849)	(3,251,657)	(2,458,732)
Operating expenses	(304,927)	(439,979)	(308,491)	(744,906)	(593,048)

Operating profit	1,303,806	692,290	599,673	1,996,096	1,484,004
Depreciation / amortization of goodwill	233,322	256,023	162,565	489,345	323,961

	1,537,128	948,313	762,238	2,485,441	1,807,965
Write-off of assets	—	—	35,597	—	35,597
Non recurring item — goodwill Samitri	—	182,796	—	182,796	—
Dividends received	192,192	210,791	185,260	402,983	287,647

EBITDA R$	1,729,320	1,341,900	983,095	3,071,220	2,131,209

US$ average	3.0474	2.8945	2.9854	2.9710	3.2382

EBITDA US$	567,474	463,603	329,301	1,033,733	658,146

1.2.8- Non recurring Item — Samitri’s goodwill amortization

According to instruction CVM 247, we reviewed the terms of goodwill originated from Samitri acquisition. After reviewing the projections of future results we adopted 5 (five) years of amortization, mainly due to the increase of dividends received from Samarco. Consequently we recorded an expense of R$ 182,796.

1.2.9- Interest on Stockholders’ Equity

During 2003, CVRD declared total remuneration of R$ 2,254 as interest on stockholders’ equity, as follows:

	R$ million	US$ million
		Amount at the	Amount at the
Payment date	Amount	declaration date	payment date
04/30/03	622	200	215
10/31/03	745	250	261
10/31/03	568	200	199
From 04/30/04 (referring to 2003)	319	111	108

	2,254	761	783

1.2.10- Relationship with Independet Auditors

According to Instruction CVM 308/99, the Board of Directors of CVRD appointed Deloitte Touche Tohmatsu — Auditores Independentes as independent auditors.

8	CVRD

PART II

QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of
Accounting Practices Generally Accepted in Brazil)

2- BALANCE SHEET	In thousands of reais

	Notes	06/30/04	03/31/04
Assets
Current assets
Cash and cash equivalents	6.4	227,780	381,834
Accounts receivable from customers	—	1,361,910	1,099,867
Related parties	6.5	316,284	317,190
Inventories	6.6	697,934	596,719
Taxes to recover or offset	6.8	576,771	536,825
Deferred income tax and social contribution	6.7	479,478	603,044
Others	—	264,138	291,712

		3,924,295	3,827,191

Long-term receivables
Related parties	6.5	705,575	688,883
Loans and financing	—	147,042	144,035
Deferred income tax and social contribution	6.7	822,548	784,563
Judicial deposits	6.12	1,081,034	1,033,064
Others	—	27,139	28,476

		2,783,338	2,679,021

Permanent assets
Investments	6.9	12,502,669	11,402,819
Property, plant and equipment	6.10	13,913,741	13,092,074

		26,416,410	24,494,893

		33,124,043	31,001,105

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	6.11	1,001,290	959,781
Payable to suppliers and contractors	—	870,532	1,022,863
Related parties	6.5	1,395,001	1,483,965
Payroll and related charges	—	189,452	200,658
Pension Plan — Valia	—	96,158	93,110
Provisioned interest on stockholders’ equity	—	427,281	790,710
Others	—	473,416	484,287

		4,453,130	5,035,374

Long-term liabilities
Long-term debt	6.11	3,699,186	3,002,365
Related parties	6.5	5,138,937	4,484,432
Deferred income tax and social contribution	6.7	97,461	99,451
Provisions for contingencies	6.12	1,603,557	1,493,551
Pension Plan — Valia	—	593,403	574,685
Others	—	860,058	888,796

		11,992,602	10,543,280

Stockholders’ equity
Paid-up capital	6.14	7,300,000	6,300,000
Revenue reserves	—	9,378,311	9,122,451

		16,678,311	15,422,451

		33,124,043	31,001,105

The additional information, notes and attachment I are an integral part of these statements.

CVRD	9

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of
Accounting Practices Generally Accepted in Brazil)

3- STATEMENT OF INCOME

		In thousands of reais
		Quarter			Accumulated
	Notes	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Operating revenues	1.2.1
Sales of ore and metals
Iron ore and pellets		2,981,683	2,327,709	1,761,795	5,309,392	3,839,587
Copper		72,350	—	—	72,350	—
Gold		—	—	20,085	—	52,383
Potash		96,176	65,272	63,343	161,448	135,873

		3,150,209	2,392,981	1,845,223	5,543,190	4,027,843
Railroad and port services		409,788	332,627	353,537	742,415	680,701
Others		18,021	5,539	7,653	23,560	15,487

		3,578,018	2,731,147	2,206,413	6,309,165	4,724,031
Value Added taxes		(193,557)	(122,949)	(87,400)	(316,506)	(188,247)

Net operating revenues		3,384,461	2,608,198	2,119,013	5,992,659	4,535,784

Cost of products and services	1.2.2
Ores and metals		(1,657,604)	(1,374,289)	(1,091,310)	(3,031,893)	(2,234,197)
Railroad and port services		(114,853)	(98,616)	(117,544)	(213,469)	(219,058)
Others		(3,271)	(3,024)	(1,995)	(6,295)	(5,477)

		(1,775,728)	(1,475,929)	(1,210,849)	(3,251,657)	(2,458,732)

Gross profit		1,608,733	1,132,269	908,164	2,741,002	2,077,052
Gross margin		47.5%	43.4%	42.9%	45.7%	45.8%
Operating expenses
Selling		(6,729)	(4,655)	(45,319)	(11,384)	(96,999)
Administrative	6.19	(133,817)	(104,589)	(96,577)	(238,406)	(185,335)
Research and development		(75,717)	(63,339)	(35,890)	(139,056)	(74,145)
Other operating expenses	6.19	(88,664)	(84,600)	(130,705)	(173,264)	(236,569)
Non recurring item — goodwill Samitri	1.2.8	—	(182,796)	—	(182,796)	—

		(304,927)	(439,979)	(308,491)	(744,906)	(593,048)

Operating results		1,303,806	692,290	599,673	1,996,096	1,484,004
Operating margin		38.5%	26.5%	28.3%	33.3%	32.7%
Results of equity investments
Gain on investments accounted for by the equity method	6.9	1,086,250	586,376	866,033	1,672,626	1,471,880
Provision for losses	6.9	(30,525)	(28,402)	(34,866)	(58,927)	(25,234)
Amortization of goodwill	6.9	(80,013)	(57,270)	(184,639)	(137,283)	(277,811)
Exchange variation from foreign investees	6.9	160,745	8,855	(495,536)	169,600	(682,763)

		1,136,457	509,559	150,992	1,646,016	486,072
Financial results
Financial expenses, net	6.16	(187,309)	(101,347)	(76,187)	(288,656)	(185,249)
Monetary and exchange rate variation, net	6.16	(556,373)	(68,046)	846,622	(624,419)	1,111,655
Derivatives	6.16	40,401	(35,518)	12,709	4,883	1,633

		(703,281)	(204,911)	783,144	(908,192)	928,039

Income before income tax and social contribution		1,736,982	996,938	1,533,809	2,733,920	2,898,115
Income tax and social contribution	6.7
Current		29,751	(192,438)	(157,004)	(162,687)	(157,004)
Deferred		(83,592)	149,214	(102,078)	65,622	(302,556)

		(53,841)	(43,224)	(259,082)	(97,065)	(459,560)

Net income for the period		1,683,141	953,714	1,274,727	2,636,855	2,438,555

Number (thousands) of shares outstanding at the end of the period		383,840	383,840	383,839	383,840	383,839

Net earnings per share outstanding at the end of the period (R$)		4.39	2.48	3.32	6.87	6.35

EBITDA	1.2.7	1,729,320	1,341,900	983,095	3,071,220	2,131,209
EBITDA margin		51.1%	51.4%	46.4%	51.2%	47.0%

The additional information, notes and attachment I are an integral part of these statements.

10	CVRD

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of
Accounting Practices Generally Accepted in Brazil)

4- STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (ADDITIONAL INFORMATION)	In thousands of reais

		Revenue reserves
	Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
On December 31, 2002	5,000,000	5,277,582	1,004,166	745,407	854,698	—	(131,334)	—	12,750,519

Change in accounting practice — environmental provision	—	—	—	—	—	—	—	(65,386)	(65,386)
Capitalization of reserves	1,300,000	(1,300,000)	—	—	—	—	—	—	—
Realization of revenue reserve	—	—	—	(188,141)	—	—	—	188,141	—
Treasury stock	—	—	—	—	—	—	16	—	16
Net income for the year	—	—	—	—	—	—	—	4,508,850	4,508,850
Proposed appropriations:
Interest on stockholders’ equity	—	—	—	—	—	—	—	(2,254,425)	(2,254,425)
Appropriation to revenue reserves	—	2,061,744	—	—	225,443	89,993	—	(2,377,180)	—

On December 31, 2003	6,300,000	6,039,326	1,004,166	557,266	1,080,141	89,993	(131,318)	—	14,939,574

Net income for the year	—	—	—	—	—	—	—	2,636,855	2,636,855
Capitalization of reserves	1,000,000	(910,007)	—	—	—	(89,993)	—	—	—
Interest on stockholders’ equity — deliberated	—	—	—	—	—	—	—	(470,837)	(470,837)
Interest on stockholders’ equity — provisioned	—	—	—	—	—	—	—	(427,281)	(427,281)

On June 30, 2004	7,300,000	5,129,319	1,004,166	557,266	1,080,141	—	(131,318)	1,738,737	16,678,311

The additional information, notes and attachment I are an integral part of these statements.

CVRD	11

(A free translation of the original in Portuguese)

5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)	In thousands of reais

	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Cash flows from operating activities:
Net income for the period	1,683,141	953,714	1,274,727	2,636,855	2,438,555
Adjustments to reconcile net income for the period with cash provided by operating activities:
Result of equity investments	(1,136,457)	(509,559)	(150,992)	(1,646,016)	(486,072)
Depreciation, amortization and depletion	172,138	164,571	140,447	336,709	275,123
Deferred income tax and social contribution	83,592	(149,214)	102,078	(65,622)	302,556
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	515,144	88,268	(979,908)	603,412	(1,307,424)
Loss on disposal of property, plant and equipment	29,119	1,309	(13,585)	30,428	22,415
Amortization of goodwill in the cost of products sold	96,095	96,096	24,419	192,191	48,838
Non recurring item — goodwill Samitri	—	182,796	—	182,796	—
Net (gains) losses on derivatives	(53,891)	33,944	26,146	(19,947)	52,113
Dividends/interest on stockholders’ equity received	192,192	210,791	185,260	402,983	287,647
Others	22,120	(17,925)	8,091	4,195	12,674

	1,603,193	1,054,791	616,683	2,657,984	1,646,425

Decrease (increase) in assets:
Accounts receivable	(262,043)	87,003	248,170	(175,040)	340,473
Inventories	(101,215)	(43,291)	(29,571)	(144,506)	(30,068)
Others	(7,731)	(19,103)	(70,777)	(26,834)	(64,154)

	(370,989)	24,609	147,822	(346,380)	246,251

Increase (decrease) in liabilities:
Suppliers and contractors	(152,331)	63,410	142,660	(88,921)	120,659
Payroll and related charges and others	(11,206)	(21,523)	34,918	(32,729)	8,084
Income tax and social contribution to recover	(11,711)	192,438	—	180,727	—
Others	43,353	19,732	72,018	63,085	105,902

	(131,895)	254,057	249,596	122,162	234,645

	1,100,309	1,333,457	1,014,101	2,433,766	2,127,321

Cash flows from investing activities:
Loans and advances receivable	(66,038)	352,072	153,830	286,034	(33,877)
Guarantees and deposits	(46,421)	(48,456)	(400,912)	(94,877)	(435,607)
Additions to investments	(342,010)	(73,626)	(315,618)	(415,636)	(316,090)
Additions to property, plant and equipment	(910,437)	(873,446)	(574,115)	(1,783,883)	(959,528)
Proceeds from disposal of property, plant and equipment/investments	2,654	306	105,337	2,960	105,774

	(1,362,252)	(643,150)	(1,031,478)	(2,005,402)	(1,639,328)

Cash flows from financing activities:
Short-term debt	(263,228)	(471,792)	(29,017)	(735,020)	(361,268)
Long-term debt	1,376,658	991,498	330,249	2,368,156	907,446
Repayments to financial institutions	(214,831)	(1,170,187)	(264,950)	(1,385,018)	(409,405)
Interest on stockholders’ equity paid	(790,710)	—	(619,921)	(790,710)	(620,125)
Treasury stock	—	—	13	—	13

	107,889	(650,481)	(583,626)	(542,592)	(483,339)

Increase (decrease) in cash and cash equivalents	(154,054)	39,826	(601,003)	(114,228)	4,654
Cash and cash equivalents, beginning of the period	381,834	342,008	864,949	342,008	259,292

Cash and cash equivalents, end of the period	227,780	381,834	263,946	227,780	263,946
Cash paid during the period for:

Short-term interest	—	(4,016)	—	(4,016)	(16,428)
Long-term interest	(95,930)	(105,368)	(74,255)	(201,298)	(166,456)
Income tax and social contribution paid	—	—	(46,704)	—	(46,704)
Non-cash transactions:
Additions to property, plant and equipment — mergers	(115,141)	(22,461)	91,605	(137,602)	116,704

12	CVRD

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of
Accounting Practices Generally Accepted in Brazil)

6- NOTES TO THE QUARTERLY INFORMATION AT JUNE 30, 2004 AND JUNE 30, 2003

Expressed In thousands of reais

6.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets and potash, as well as port and railroad transportation services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in manganese and ferroalloys, steel, aluminum and kaolin.

6.2- Presentation of Quarterly Information

The quarterly information have been prepared in conformity with accounting practices adopted in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the Statement of Cash Flows (according rule NPC 20 — Ibracon).

6.3- Significant Accounting Policies

(a)	The Company follows the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the Quarterly Information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable; and

(g)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.

6.4- Cash and Cash Equivalents

	06/30/04	03/31/04
Marketable securities linked to the interbank deposit certificate rate (*)	211,804	376,595
Government securities (NBC-E, NTN-D, LFT)	5,132	4,949
Others	10,844	290

	227,780	381,834

(*)	For part of these investments the Company contracted interest rate and/or currency swap operations with financial institutions.

CVRD	13

6.5- Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2013, as follows:

	Assets		Liabilities
	06/30/04	03/31/04	06/30/04	03/31/04
Subsidiaries
ALUNORTE — Alumina do Norte do Brasil S.A.	437,367	407,692	13,155	469
Alumínio Brasileiro S.A. — ALBRAS	1,667	2,208	11,692	107,308
CVRD Overseas Ltd.	71,876	75,809	1,639,610	1,722,197
Ferrovia Centro-Atlântica S.A.	1,691	89,813	1,028	142
Itabira Rio Doce Company Limited — ITACO	742,116	569,913	2,384,751	1,822,332
Mineração Andirá Ltda.	2,320	1,820	2,121	2,037
Pará Pigmentos S.A.	23,201	23,201	—	—
Rio Doce International Finance Ltd.	7,155	6,670	2,043,758	2,002,028
Rio Doce Manganês S.A. — RDM	11,187	7,388	36,755	24,108
Salobo Metais S.A.	232,179	232,098	—	—
Others	177,248	138,620	506,377	413,427

	1,708,007	1,555,232	6,639,247	6,094,048

Jointly controlled companies
Baovale Mineração S.A.	109	1,370	26,404	30,836
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	139,211	141,698	50,238	72,980
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	81,269	47,149	122,346	72,792
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	63,783	46,486	36,653	27,491
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	82,314	58,109	84,201	71,210
Companhia Siderúrgica de Tubarão — CST	98,596	59,369	29	4
Mineração Serra Geral S. A.	427	3,580	9,781	28,786
Samarco Mineração S.A.	4,818	4,424	—	—
Others	12,969	14,955	18,860	21,825

	483,496	377,140	348,512	325,924

Affiliates
Ferroban — Ferrovias Bandeirantes S. A.	25,327	24,632	—	—
Usinas Siderúrgicas de Minas Gerais S. A. — USIMINAS	21,268	19,033	—	57
Others	13	11	2,492	2,102

	46,608	43,676	2,492	2,159

	2,238,111	1,976,048	6,990,251	6,422,131

Represented by:
Trade balances (sales and purchases of products and services) (*)	1,216,252	969,975	456,313	453,734
Short-term financial balances	316,284	317,190	1,395,001	1,483,965
Long-term financial balances	705,575	688,883	5,138,937	4,484,432

	2,238,111	1,976,048	6,990,251	6,422,131

(*)	Included in “Accounts receivable from customers” and “Payable to suppliers and contractors”.

6.6- Inventories

	06/30/04	03/31/04
Finished products
. Iron ore	237,817	218,751
. Pellets	26,839	29,918
. Copper	30,714	—
. Others	5,313	4,732

	300,683	253,401
Spare parts and maintenance supplies	397,251	343,318

	697,934	596,719

14	CVRD

6.7- Deferred Income Tax and Social Contribution

	Deferred assets		Deferred liabilities
	06/30/04	03/31/04	06/30/04	03/31/04
Tax loss carryforw ard	145,276	268,840	—	—

Temporary differences:
. Pension Plan	245,188	238,080	—	—
. Contingent liabilities	417,684	384,126	—	—
. Provision for losses on assets	437,222	409,009	—	—
. Provision for losses on derivative financial instruments	56,656	87,552	—	—

	1,156,750	1,118,767	—	—

Accelerated depreciation	—	—	8,538	8,699
Long-term sales	—	—	74,003	72,800
Others	—	—	15,537	18,569

Total	1,302,026	1,387,607	98,078	100,068

Short-term	479,478	603,044	617	617
Long-term	822,548	784,563	97,461	99,451

	1,302,026	1,387,607	98,078	100,068

The deferred assets and liabilities regarding income tax and social contribution are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared in light of internal assumptions and macroeconomic, commercial and fiscal scenarios. These projections can change in the future. These temporary differences will be realized upon the occurrence of the corresponding taxable events, expected to be as follows:

Net amount of
Years	credits
2005	478,861
2006	242,176
2007	160,504
2008	66,912
2009	69,793
2010	60,761
2011	22,823
2012 to 2014	102,117

1,203,947

In addition to the credits recorded, the Company has a lawsuit claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested (however, not yet fully utilized). The amount of these credits covered by the ruling aggregates approximately R$ 309,000 and the accounting effects have not yet been recognized in the quarterly information.

CVRD	15

The amounts reported as income tax and social contribution, which affected the results for the period are as follows:

	Quarter			Accumulated
	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Income before income tax and social contribution	1,736,982	996,938	1,533,809	2,733,920	2,898,115
Equity in results of subsidiaries and affiliated companies	(1,086,250)	(586,376)	(866,033)	(1,672,626)	(1,471,880)
Exchange rate variation on equity	(160,745)	(8,855)	495,536	(169,600)	682,763
Non-deductible goodwill and provisions for losses	54,911	54,909	52,920	109,820	124,553

	544,898	456,616	1,216,232	1,001,514	2,233,551
Statutory rates — income tax (25%) and social contribution (9%) = 34%	(185,266)	(155,249)	(413,519)	(340,515)	(759,407)
Adjustments to net income which modify the effect on the result for the period:
Income tax benefit from interest on stockholders’ equity	145,329	160,841	128,958	306,170	340,376
Fiscal incentives	—	—	52,150	—	52,150
Stockholders’ equity received	(19,267)	(44,171)	(2,930)	(63,438)	(18,676)
Others	5,363	(4,645)	(23,741)	718	(74,003)

Income tax and social contribution	(53,841)	(43,224)	(259,082)	(97,065)	(459,560)

6.8- Taxes to recover or offset

	06/30/04	03/31/04
Withholding income tax on marketable securities	122,095	105,145
Withholding income tax on interest on own capital received	28,203	19,607
Income tax of merged companies	14,033	14,033
Value-Added Tax (a)	336,266	330,121
PIS (b)	12,402	13,897
COFINS (b)	26,249	15,703
Other PIS/COFINS credits	31,091	35,073
IAPAS	2,918	2,724
Others	3,514	522

	576,771	536,825

(a)	Due to export activity, CVRD has accumulated significant ICMS credits that integral recuperation is considered improbable, therefore the value is shown net of provision for losses in the amount of R$ 328,128.

(b)	Tax credit generated by the non-cumulative basis of PIS, in force since December 2002 and that was extended to COFINS since February 2004; tax credits related to PIS/COFINS/CSLL retention effected by third practices for the services rendered for CVRD since February, 2004.

16	CVRD

6.9- Investments

				Investment participations
						Advance				Result of investment participations
			Adjusted			for future		Goodwill and
		Adjusted	net income	Investments		capital increase		negative goodwill		Equity / Others
	Partici-	stockholders’	(loss) for
	pation %	equity	the period	06/30/04	03/31/04	06/30/04	03/31/04	06/30/04	03/31/04	2Q/04	1Q/04	2Q/03
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	60.23	1,264,784	280,194	703,064	608,364	—	—	1,218,356	1,253,936	101,112	67,648	17,526
KOBRASCO (g)	50.00	15,341	9,264	7,671	7,317	—	—	—	—	354	4,278	—
HISPANOBRÁS (g)	50.89	113,301	22,842	57,659	48,192	—	—	—	—	10,600	1,024	4,071
ITABRASCO (g)	50.90	79,100	16,563	40,263	33,428	—	—	—	—	7,864	567	2,922
NIBRASCO (b)	51.00	128,711	43,134	65,643	59,070	—	—	—	—	14,506	7,492	(2,559)
CVRD Overseas Ltd. (a, b)	100.00	544,501	93,368	544,501	462,517	—	—	—	—	56,019	37,349	37,009
Ferteco Mineração S.A. (i)	100.00	—	—	—	—	—	—	565,023	616,388	—	—	102,738
Gulf Industrial Investment Co. — GIIC (a, b)	50.00	239,629	34,746	119,803	110,679	—	—	—	—	5,785	11,587	10,259
ITACO/ RDE (a, b)	100.00	1,352,474	218,331	1,352,474	1,178,393	—	—	—	—	190,536	27,795	(218,050)
Minas da Serra Geral S.A. — MSG (b)	50.00	101,578	(2,849)	50,789	51,640	—	—	—	—	(3,827)	(673)	2,910
Samarco Mineração S.A. (g)	50.00	557,528	279,443	278,764	312,817	—	—	—	—	63,540	76,182	71,117
Incorporated companies (d, i, l)			—	—	—	—	—	384,763	429,494	—	—	—
Others (b)			—	254,034	243,620	—	—	23,607	25,967	27,824	22,062	969

				3,474,665	3,116,037	—	—	2,191,749	2,325,785	474,313	255,311	28,912
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	100.00	206,895	26,053	206,895	194,179	—	—	—	—	14,606	11,447	(37,055)
Rio Doce Manganês S.A. (g)	100.00	751,433	132,487	751,433	657,722	—	—	109,775	129,104	93,711	38,776	26,375
Urucum Mineração S.A. (g)	100.00	43,735	9,286	43,735	60,621	—	—	—	—	6,190	3,096	6,759
Others (b)			—	76,794	40,115	—	—	—	—	48,893	24,477	36,928

				1,078,857	952,637	—	—	109,775	129,104	163,400	77,796	33,007
Non-ferrous
Pará Pigmentos S.A. (g)	82.04	95,466	5,206	78,320	79,749	—	—	—	—	(1,429)	5,699	—
Ferro-Gusa Carajás (b, h)	87.92	121,467	—	106,794	106,794	—	—	—	—	—	—	—
Salobo Metais S.A. (b, h)	100.00	233,285	—	233,285	209,751	10,809	23,493	—	—	—	—	—
Others (b)			—	100,772	91,210	—	—	—	—	(292)	(64)	(100)

				519,171	487,504	10,809	23,493	—	—	(1,721)	5,635	(100)
Logistics
Companhia Ferroviária do Nordeste (m)	—	—	—	—	—	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. (g)	100.00	299,688	(52,173)	299,688	94,961	—	—	—	—	129	169	—
MRS Logística S.A. (c, g)	29.35	349,494	93,243	102,577	87,236	—	—	—	—	15,341	12,025	—
DOCENAVE (g)	100.00	297,633	66,205	297,633	258,815	—	—	—	—	46,538	19,667	21,183
Sepetiba Tecon S.A. (m)	50.00	—	—	—	—	—	—	—	—	—	—	(937)
TVV — Terminal de Vila Velha S.A. (g)	99.89	65,034	7,635	64,962	62,733	—	—	—	—	4,130	3,497	2,113
Companhia Portuária da Baía de Sepetiba (b)	100.00	187,631	26,899	187,631	171,045	—	—	—	—	16,586	10,313	—
CPP Participações (g)	100.00	(15,122)	(269)	(15,122)	—	—	—	—	—	—	—	—
Others (b)			—	2,859	2,859	—	—	—	—	(129)	(169)	—

				940,228	677,649	—	—	—	—	82,595	45,502	22,359
Steel
California Steel Industries, Inc — CSI (a, b)	50.00	754,072	181,008	377,036	314,653	—	—	—	—	88,063	2,441	(101,999)
CST (e, f, g)	28.02	4,261,994	895,815	1,182,188	1,052,685	—	—	(128,694)	(128,694)	175,416	70,150	72,124
DOCEPAR S.A. (g)	100.00	26,634	—	—	—	—	—	—	—	—	—	—
Rio Doce Limited (a, b)	100.00	344,866	—	344,866	313,879	—	—	—	—	—	—	—
USIMINAS (b, f)	11.46	4,725,555	732,984	541,549	502,549	—	—	—	—	39,000	45,000	37,000
Others (b)			—	(400)	(400)	—	—	—	—	—	—	—

				2,445,239	2,183,366	—	—	(128,694)	(128,694)	302,479	117,591	7,125
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	51.00	1,028,215	188,355	521,988	423,290	—	—	—	—	98,698	(2,637)	125,818
ALUNORTE (b)	57.03	1,243,699	165,351	709,284	553,373	—	—	—	—	73,174	21,126	83,871
Itabira Rio Doce (ITACO) (a, b)		—	—	—	—	—	—	—	—	1,922	28,115	20,583
Mineração Rio do Norte S.A. (g)	40.00	728,781	190,403	291,512	310,634	—	—	—	—	42,651	33,511	30,092
ALUVALE — own operations (i)		—	—	—	—	—	—	—	—	—	—	4,951
Valesul Alumínio S.A. (g)	54.51	253,713	38,362	138,299	148,690	—	—	—	—	11,413	9,498	1,630

				1,661,083	1,435,987	—	—	—	—	227,858	89,613	266,945
Others
DOCEPAR S.A. (g)	100.00	26,634	902	26,634	26,053	—	—	—	—	581	321	16,280
FOSFERTIL (m)		—	—	—	—	—	—	—	—	—	—	6,598
Florestas Rio Doce S.A. (g)	99.85	159,446	1,469	159,207	161,709	—	—	—	—	(2,502)	3,969	(10,977)
Others (b)		—	—	(959)	(2,701)	14,905	14,890	—	—	(8)	(507)	348

				184,882	185,061	14,905	14,890	—	—	(1,929)	3,783	12,249

				10,304,125	9,038,241	25,714	38,383	2,172,830	2,326,195	1,246,995	595,231	370,497

Effects of exchange variation from foreign investees				—	—	—	—	—	—	160,745	8,855	(495,536)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Result of investment participations

	Provision for losses			Amortization of goodwill			Total			Total		Dividends received			Market
															Value
	2Q/04	1Q/04	2Q/03	2Q/04	1Q/04	2Q/03	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03	2Q/04	1Q/04	2Q/03	2Q/04
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	—	—	—	(35,580)	(35,580)	(12,930)	65,532	32,068	4,596	97,600	1,149	—	—	—	2,785,724
KOBRASCO (g)	—	—	17,671	—	—	—	354	4,278	17,671	4,632	26,766	—	—	—	—
HISPANOBRÁS (g)	—	—	—	—	—	—	10,600	1,024	4,071	11,624	6,356	1,133	1,789	1,140	—
ITABRASCO (g)	—	—	—	—	—	—	7,864	567	2,922	8,431	4,659	1,096	3,200	2,815	—
NIBRASCO (b)	—	—	—	—	—	—	14,506	7,492	(2,559)	21,998	(944)	—	—	—	—
CVRD Overseas Ltd. (a, b)	—	—	—	—	—	—	56,019	37,349	37,009	93,368	66,463	—	—	—	—
Ferteco Mineração S.A. (i)	—	—	—	—	—	(34,656)	—	—	68,082	—	118,473	—	—	—	—
Gulf Industrial Investment Co. — GIIC (a, b)	—	—	—	—	—	—	5,785	11,587	10,259	17,372	16,515	—	—	—	—
ITACO/ RDE (a, b)	—	—	—	—	—	—	190,536	27,795	(218,050)	218,331	(357,854)	—	—	—	—
Minas da Serra Geral S.A. — MSG (b)	—	—	—	—	—	—	(3,827)	(673)	2,910	(4,500)	6,706	198	—	2,868	—
Samarco Mineração S.A. (g)	—	—	—	—	—	—	63,540	76,182	71,117	139,722	140,844	97,593	55,043	64,166	—
Incorporated companies (d, i, l)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others (b)	(439)	(775)	—	(2,361)	(2,361)	(2,361)	25,024	18,926	(1,392)	43,950	1,884	875	1,054	1,603	—

	(439)	(775)	17,671	(37,941)	(37,941)	(49,947)	435,933	216,595	(3,364)	652,528	31,017	100,895	61,086	72,592
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	—	—	—	—	—	—	14,606	11,447	(37,055)	26,053	(29,048)	—	—	—	—
Rio Doce Manganês S.A. (g)	—	—	—	(19,329)	(19,329)	(20,129)	74,382	19,447	6,246	93,829	3,986	—	—	—	—
Urucum Mineração S.A. (g)	—	—	—	—	—	—	6,190	3,096	6,759	9,286	13,652	—	—	14,493	—
Others (b)	(20)	(77)	(2,596)	—	—	—	48,873	24,400	34,332	73,273	38,142	—	—	1,543	—

	(20)	(77)	(2,596)	(19,329)	(19,329)	(20,129)	144,051	58,390	10,282	202,441	26,732	—	—	16,036
Non-ferrous
Pará Pigmentos S.A. (g)	—	—	27,292	—	—	—	(1,429)	5,699	27,292	4,270	51,272	—	—	—	—
Ferro-Gusa Carajás (b, h)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Salobo Metais S.A. (b, h)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others (b)	—	—	—	—	—	—	(292)	(64)	(100)	(356)	(104)	—	—	—	—

	—	—	27,292	—	—	—	(1,721)	5,635	27,192	3,914	51,168	—	—	—
Logistics
Companhia Ferroviária do Nordeste (m)	—	—	(3,012)	—	—	—	—	—	(3,012)	—	(4,941)	—	—	—	—
Ferrovia Centro-Atlântica S.A. (g)	(26,302)	(25,871)	(96,225)	—	—	(114,563)	(26,173)	(25,702)	(210,788)	(51,875)	(253,282)	—	—	—	—
MRS Logística S.A. (c, g)	—	—	13,898	—	—	—	15,341	12,025	13,898	27,366	19,970	—	—	—	—
DOCENAVE (g)	—	—	—	—	—	—	46,538	19,667	21,183	66,205	19,462	7,720	—	26,420	—
Sepetiba Tecon S.A. (m)	—	—	—	—	—	—	—	—	(937)	—	(3,371)	—	—	—	—
TVV — Terminal de Vila Velha S.A. (g)	—	—	—	—	—	—	4,130	3,497	2,113	7,627	4,129	—	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	—	—	—	—	—	—	16,586	10,313	—	26,899	—	—	—	—	—
CPP Participações (g)	(269)	—	—	(22,743)	—	—	(23,012)	—	—	(23,012)	—	—	—	—	—
Others (b)	—	—	—	—	—	—	(129)	(169)	—	(298)	—	—	—	—	—

	(26,571)	(25,871)	(85,339)	(22,743)	—	(114,563)	33,281	19,631	(177,543)	52,912	(218,033)	7,720	—	26,420
Steel
California Steel Industries, Inc — CSI (a, b)	—	—	—	—	—	—	88,063	2,441	(101,999)	90,504	(130,648)	—	—	—	—
CST (e, f, g)	—	—	—	—	—	—	175,416	70,150	72,124	245,566	136,765	—	46,326	—	1,262,907
DOCEPAR S.A. (g)	—	—	8,106	—	—	—	—	—	8,106	—	—	—	—	—	—
Rio Doce Limited (a, b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
USIMINAS (b, f)	—	—	—	—	—	—	39,000	45,000	37,000	84,000	74,000	—	36,063	—	671,079
Others (b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	—	—	8,106	—	—	—	302,479	117,591	15,231	420,070	80,117	—	82,389	—
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	—	—	—	—	—	—	98,698	(2,637)	125,818	96,061	239,638	—	—	—	—
ALUNORTE (b)	—	—	—	—	—	—	73,174	21,126	83,871	94,300	142,009	—	—	—	—
Itabira Rio Doce (ITACO) (a, b)	—	—	—	—	—	—	1,922	28,115	20,583	30,037	14,565	—	—	—	—
Mineração Rio do Norte S.A. (g)	—	—	—	—	—	—	42,651	33,511	30,092	76,162	53,891	61,773	61,773	—	—
ALUVALE — own operations (i)	—	—	—	—	—	—	—	—	4,951	—	21,390	—	—	26,327	—
Valesul Alumínio S.A. (g)	—	—	—	—	—	—	11,413	9,498	1,630	20,911	16,436	21,804	5,543	—	—

	—	—	—	—	—	—	227,858	89,613	266,945	317,471	487,929	83,577	67,316	26,327
Others
DOCEPAR S.A. (g)	—	—	—	—	—	—	581	321	16,280	902	16,280	—	—	—	—
FOSFERTIL (m)	—	—	—	—	—	—	—	—	6,598	—	17,569	—	—	5,644	—
Florestas Rio Doce S.A. (g)	—	—	—	—	—	—	(2,502)	3,969	(10,977)	1,467	(6,741)	—	—	38,241	—
Others (b)	(3,495)	(1,679)	—	—	—	—	(3,503)	(2,186)	348	(5,689)	34	—	—	—	—

	(3,495)	(1,679)	—	—	—	—	(5,424)	2,104	12,249	(3,320)	27,142	—	—	43,885

	(30,525)	(28,402)	(34,866)	(80,013)	(57,270)	(184,639)	1,136,457	509,559	150,992	1,646,016	486,072	192,192	210,791	185,260

Effects of exchange variation from foreign investees	—	—	—	—	—	—	160,745	8,855	(495,536)	169,600	(682,763)	—	—	—	—

(a)	The net equity of companies located abroad is converted into local currency at rates in effect on the quarterly information date. The equity method adjustment comprises the difference due to exchange rate variations as well as participation in results;

(b)	Companies audited by other independent accountants;

(c)	CVRD ´s interest in MRS Logística S.A. is held directly through Ferteco Mineração and indirectly through Caemi Mineração e Metalurgia S.A.;

(d)	Merged companies (Socoimex and Samitri) — amortization of goodwill recorded in the cost of products sold of the Parent Company;

(e)	On 04/24/03, CVRD acquired from Acesita S.A. 1,765,470 preferred shares and 869,046 common shares of Companhia Siderúrgica de Tubarão (CST), representing 5.17% of the total capital. After conclusion of the transaction, CVRD holds 24.93% of the common shares and 29.96% of the preferred shares of CST, totaling 28.02% of its total capital;

(f)	Investments in companies that were listed on stock exchanges on 06/30/04. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares;

(g)	Companies audited by our independent accountants;

(h)	Companies in pre-operating phase;

(i)	Companies merged;

(j)	Acquisition on 09/02/03 from Mitsi & Co., Ltd. of 659,375,000 common shares and 1,040,671,032 preferred shares (43.37% of the total capital of Caemi), totaling 100% of the common shares and 40.06% of the preferred shares of Caemi (60.23% of the total capital);

(l)	Amortization of Samitri goodwill was reduced by 10 (ten) years to 5 (five) years after the review of feature results projections (note 1.2.10); and

(m)	Companies sold.

CVRD	17

6.10- Property, Plant and Equipment

(a)	By business area:

	06/30/04			03/31/04
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Ferrous — Northern System
Mining	2,016,667	(841,436)	1,175,231	2,014,180	(827,090)	1,187,090
Railroads	2,914,488	(1,184,067)	1,730,421	2,863,775	(1,157,037)	1,706,738
Ports	750,385	(265,529)	484,856	749,334	(261,136)	488,198
Construction in progress	1,171,276	—	1,171,276	784,100	—	784,100

	6,852,816	(2,291,032)	4,561,784	6,411,389	(2,245,263)	4,166,126

Ferrous — Southern System
Mining	3,315,487	(1,705,472)	1,610,015	3,221,112	(1,743,456)	1,477,656
Railroads	3,561,401	(1,860,398)	1,701,003	3,387,570	(1,879,045)	1,508,525
Ports	597,451	(439,583)	157,868	588,812	(445,863)	142,949
Construction in progress	890,900	—	890,900	1,159,072	—	1,159,072

	8,365,239	(4,005,453)	4,359,786	8,356,566	(4,068,364)	4,288,202

Pelletizing
South	777,505	(556,135)	221,370	747,707	(548,540)	199,167
North	522,466	(30,125)	492,341	522,474	(25,964)	496,510
Construction in progress	201,986	—	201,986	210,038	—	210,038

	1,501,957	(586,260)	915,697	1,480,219	(574,504)	905,715

Non-Ferrous
Potash	155,060	(66,316)	88,744	154,386	(63,056)	91,330
Gold	10,167	(5,015)	5,152	82,222	(76,205)	6,017
Copper	1,391,786	(21,348)	1,370,438	—	—	—
Research and projects	251,582	(208,920)	42,662	257,626	(186,686)	70,940
Construction in progress	490,127	—	490,127	1,694,273	—	1,694,273

	2,298,722	(301,599)	1,997,123	2,188,507	(325,947)	1,862,560

Logistics
In operation	1,310,115	(588,441)	721,674	1,255,908	(579,793)	676,115
Construction in progress	88,810	—	88,810	67,430	—	67,430

	1,398,925	(588,441)	810,484	1,323,338	(579,793)	743,545

Energy
In operation	379,958	(37,916)	342,042	379,741	(34,792)	344,949
Construction in progress	629,167	—	629,167	537,450	—	537,450

	1,009,125	(37,916)	971,209	917,191	(34,792)	882,399

Corporate
In operation	188,319	(94,555)	93,764	189,917	(86,957)	102,960
Construction in progress	203,894	—	203,894	140,567	—	140,567

	392,213	(94,555)	297,658	330,484	(86,957)	243,527

Total	21,818,997	(7,905,256)	13,913,741	21,007,694	(7,915,620)	13,092,074

(b)	By type of asset:

	Average	06/30/04			03/31/04
	deprecia-		Accumulated			Accumulated
	tion rates	Cost	depreciation	Net	Cost	depreciation	Net
Buildings	2.63%	1,776,866	(693,505)	1,083,361	1,704,532	(730,070)	974,462
Installations	3.51%	6,126,753	(2,728,179)	3,398,574	5,375,362	(2,717,716)	2,657,646
Equipment	10.00%	1,515,099	(750,016)	765,083	1,436,369	(741,247)	695,122
Railroads	3.61%	6,043,124	(2,875,067)	3,168,057	5,794,435	(2,870,485)	2,923,950
Mineral rights (*)	2.12%	1,019,234	(80,233)	939,001	474,874	(102,307)	372,567
Others	14.66%	1,661,761	(778,256)	883,505	1,629,192	(753,795)	875,397

		18,142,837	(7,905,256)	10,237,581	16,414,764	(7,915,620)	8,499,144
Construction in progress		3,676,160	—	3,676,160	4,592,930	—	4,592,930

Total		21,818,997	(7,905,256)	13,913,741	21,007,694	(7,915,620)	13,092,074

(*)	Calculated based on the volume of ore extracted in relation to the proven and probable reserves.

18	CVRD

Summary of Property, Plant and Equipment movements:

Balance as of March 31, 2004	12,362,353
Additions / Disposals	1,750,495
Interest capitalization (*)	137,602
Depreciation	(336,709)

Balance as of June 30, 2004	13,913,741

(*)	To attend CVM instruction 193/96, during the year the amount of R$ 137,602 was capitalized, interest of R$31,295 and monetary and exchange rate variation of R$ 106,307.

Depreciation, amortization and depletion have been allocated as follows:

	Quarter			Accumulated
	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Cost of products and services	125,646	148,533	128,277	274,179	256,130
Administrative expenses	10,746	10,580	9,865	21,326	18,993
Research and development	835	814	—	1,649	—

Effect in results	137,227	159,927	138,142	297,154	275,123
Allocated to projects	7,306	982	—	8,288	—
PIS/COFINS credits	25,329	—	—	25,329	—
Inventories of products	2,276	3,662	2,305	5,938	—

	172,138	164,571	140,447	336,709	275,123

Operating Risks

The Company has a wide program of risk management that provides coverage and protection for all its assets, as well as possible loss arising from production interruption, in accordance with an all risks insurance policy. This program includes inspections and in loco training, using various risk committees in the Company’s operating units, and the Company’s subsidiaries and associates.

The Company strikes to keep risk management in line in all areas, providing a uniform treatment, obtaining in the national and international markets the coverage compatible with a company of the size of CVRD. The coverage comprises, besides assets and production, personal injuries, damage to third parties, environmental damages and cargo transported by the Company.

Insurance

In order to obtain the best risk management program, besides using alternatives due to the situation of the international insurance market, the Company created a captive reinsurance company. The intention was to improve the risk management, as well as to provide a more efficient tool for negotiation and penetration in the market, covering risks involving CVRD Group Companies Brazil and overseas.

The Company has also intensified the activities of the risk committees arising at improving risk management on the Company’s installations and equipment.

CVRD	19

6.11- Loans and Financing

Long-term

	Current liabilities		Long-term liabilities
	06/30/04	03/31/04	06/30/04	03/31/04
Foreign operations
Loans and financing in:
U.S. dollars	850,163	814,998	3,397,610	2,690,649
Yen	1,824	1,780	6,385	6,229
Other currencies	9,443	9,241	59,303	60,200
Accrued charges	32,403	25,697	—	—

	893,833	851,716	3,463,298	2,757,078

Local operations
Indexed by TJLP, TR and IGP-M	18,424	17,973	37,360	43,296
Basket of currencies	31,483	35,587	348	3,293
Loans in U.S. dollars	56,419	52,808	197,237	197,814
Non-convertible debentures	—	—	943	884
Accrued charges	1,131	1,697	—	—

	107,457	108,065	235,888	245,287

	1,001,290	959,781	3,699,186	3,002,365

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$ 1.00 = R$ 3.1075 on 06/30/04 (R$ 2.9086 on 03/31/04) and ¥ 1.00 = R$ 0.028592 on 06/30/04 (R$ 0.027893 on 03/31/04);

(b)	On June 30, 2004 loans and financing were supported by the following guarantees:

•	Guarantees received from the federal government of R$ 554,029, to which we gave as counter-guarantees shares and operating income;

•	Property, plant and equipment of R$ 170,877;

•	Future operating revenues of R$ 204,023.

(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 06/30/04:

2005	321,574	9%
2006	1,259,273	34%
2007	531,989	14%
2008	473,925	13%
2009 onward	1,112,425	30%

	3,699,186	100%

(d)	Long-term foreign and domestic loans and financing are subject to annual interest rates (plus exchange rate and monetary variation) on 06/30/04 as follows:

Up to 3%	2,989,693	64%
3.1 to 5%	1,264,332	27%
5.1 to 7%	107,446	2%
7.1 to 9%	269,699	6%
9.1 to 11%	69,306	1%

	4,700,476	100%

(e)	The estimated market values of loans and financing approximate their book values.

20	CVRD

(f)	Composition of loans and financing by currency/indices:

U.S. dollars	4,535,085	96%
Basket of currencies	31,967	1%
Others	133,424	3%

	4,700,476	100%

6.12- Contingent Liabilities

At the quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its external legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

			Provisions for
	Judicial deposits		contingencies
	06/30/04	03/31/04	06/30/04	03/31/04
Tax contingencies	741,275	697,394	785,571	701,331
Labor and social security claims	183,551	178,727	448,197	443,929
Civil claims	146,525	140,779	354,718	334,277
Others	9,683	16,164	15,071	14,014

Total	1,081,034	1,033,064	1,603,557	1,493,551

Tax contingencies relate principally to a legal action claiming the unconstitutionality of CPMF (tax on bank transactions) and others relating to value-added tax (ICMS).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

(b)	Guarantees given to jointly-controlled companies are as follows:

	Amount of
	guarantee - R$
			Denominated			Counter
Affiliate or Joint Venture	06/30/04	03/31/04	currency	Purpose	Final maturity	guarantees
SAMARCO	22,653	20,987	US$	Debt guarantee IFC	2008	None
VALESUL	1,219	1,306	R$	Debt guarantee BNDES	2007	None

The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. Except for Valesul, CVRD charges a fee for granting these guarantees.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not included at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the respective Issue Deed. On October 4, 2002, the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public trading of the Debentures. As of October 28, 2002, the Debentures can be traded on the secondary market.

CVRD	21

6.13- Environmental and Site Reclamation and Restoration Costs

The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine.

The Company adopted the concepts of the Accounting for Asset Retirement Obligations, as follows:

•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.

On 06/30/04, the provision for environmental liabilities amounted to R$ 249,343 (R$ 238,381 on 03/31/04), which was accounted for in “Others” in long-term liabilities.

6.14- Paid-up Capital

The Company’s capital amounts to R$ 7.3 billion, comprising 388,559,656 book shares, of which 249,983,143 are common shares, 138,575,913 class “A” preferred shares, including 1(one) golden share (special class share) all without par value.

On May 20, 2004, the Board of Directors approved for presentation to the extraordinary shareholders’ meeting to occur on 08/18/04 proposal for a capital share splitting after approved by the shareholders, each share (common and preferred) will be split into three shares, the company’s capital will comprise 1,165,677,168 shares, of which 749,949,429 common shares 415,727,739 class “A” preferred shares, including three special class shares without par value (“Golden Share”). The share/ADR proportion will be maintained at 1/1; therefore, each common and preferred share, will continue to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

The special “Golden Share” created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company’s name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and shipping systems and other matters determined in the Bylaws.

6.15- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

Through 06/30/04, the Company had acquired 4,715,170 common shares and 4,183 preferred shares, which are held in treasury in the amount of R$ 131,318. The 4,715,170 common shares guarantee a loan of the subsidiary Alunorte.

Shares
						Average
Class	Quantity		Unit acquisition cost			quoted market price
	06/30/04	03/31/04	Average	Low	High	06/30/04	03/31/04
Preferred	4,183	4,183	51.36	14.02	52.40	120.30	135.78
Common	4,715,170	4,715,170	27.80	20.07	52.09	145.04	158.56

	4,719,353	4,719,353

22	CVRD

6.16- Financial Result

	Quarter
	2Q/04			1Q/04			2Q/03
		Monetary and			Monetary and			Monetary and
		exchange			exchange			exchange
	Financial	rate variation		Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(53,763)	(178,042)	(231,805)	(36,095)	(34,599)	(70,694)	(50,432)	677,401	626,969
Local debt	(5,443)	(20,600)	(26,043)	(5,916)	(3,064)	(8,980)	(7,794)	67,575	59,781
Related parties debt	(47,228)	(289,182)	(336,410)	(46,726)	(16,227)	(62,953)	(42,179)	315,643	273,464

	(106,434)	(487,824)	(594,258)	(88,737)	(53,890)	(142,627)	(100,405)	1,060,619	960,214
Labor, tax and civil contingencies	(26,733)	(33,736)	(60,469)	(17,481)	(24,141)	(41,622)	(17,187)	482	(16,705)
Derivatives (interest and currencies)	23,209	(8,523)	14,686	(18,865)	(815)	(19,680)	(20,634)	33,204	12,570
Derivatives (gold)	30,682	(4,967)	25,715	(15,079)	(759)	(15,838)	(5,512)	5,651	139
CPMF	(33,394)	—	(33,394)	(4,133)	—	(4,133)	(16,293)	—	(16,293)
Others	(41,067)	(145,445)	(186,512)	(20,306)	(33,606)	(53,912)	(3,469)	161,793	158,324

	(153,737)	(680,495)	(834,232)	(164,601)	(113,211)	(277,812)	(163,500)	1,261,749	1,098,249

		Monetary and			Monetary and			Monetary and
		exchange			exchange			exchange
	Financial	rate variation		Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total	income	on assets	Total
Related parties	13,943	77,772	91,715	18,883	21,729	40,612	28,047	(341,815)	(313,768)
Marketable securities	1,361	15,276	16,637	5,347	15,043	20,390	26,024	6,991	33,015
Others	5,015	17,584	22,599	5,080	6,819	11,899	7,096	(41,448)	(34,352)

	20,319	110,632	130,951	29,310	43,591	72,901	61,167	(376,272)	(315,105)

Financial income (expenses), net	(133,418)	(569,863)	(703,281)	(135,291)	(69,620)	(204,911)	(102,333)	885,477	783,144

CVRD	23

	Accumulated

	2004			2003
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(89,858)	(212,641)	(302,499)	(113,357)	924,242	810,885
Local debt	(11,359)	(23,664)	(35,023)	(18,814)	102,733	83,919
Related parties	(93,954)	(305,409)	(399,363)	(85,914)	440,831	354,917

	(195,171)	(541,714)	(736,885)	(218,085)	1,467,806	1,249,721
Labor, tax and civil contingencies	(44,214)	(57,877)	(102,091)	(38,639)	(44,111)	(82,750)
Derivatives, net of gain/losses (interest and currencies)	4,344	(9,338)	(4,994)	(62,805)	45,875	(16,930)
Derivatives (gold)	15,603	(5,726)	9,877	10,692	7,871	18,563
CPMF	(37,527)	—	(37,527)	(29,385)	—	(29,385)
Others	(61,373)	(179,051)	(240,424)	(9,924)	181,447	171,523

	(318,338)	(793,706)	(1,112,044)	(348,146)	1,658,888	1,310,742

		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	32,826	99,501	132,327	68,308	(466,167)	(397,859)
Marketable securities	6,708	30,319	37,027	27,607	32,510	60,117
Others	10,095	24,403	34,498	14,869	(59,830)	(44,961)

	49,629	154,223	203,852	110,784	(493,487)	(382,703)

Financial income (expenses), net	(268,709)	(639,483) (*)	(908,192)	(237,362)	1,165,401 (*)	928,039

(*)	See item 1.2.5 — Net financial result.

24	CVRD

Debt Indices

	Quarter			Accumulated
	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Current liabilities
Current portion of long-term debt — unrelated parties	1,001,290	959,781	2,394,227	1,001,290	2,394,227
Short-term debt	—	—	102,920	—	102,920
Related parties debt	1,395,001	1,483,965	1,085,334	1,395,001	1,085,334

	2,396,291	2,443,746	3,582,481	2,396,291	3,582,481
Long-term liabilities
Long-term debt — unrelated parties	3,699,186	3,002,365	2,563,575	3,699,186	2,563,575
Related parties	5,138,937	4,484,432	2,982,995	5,138,937	2,982,995

	8,838,123	7,486,797	5,546,570	8,838,123	5,546,570

Gross Debt	11,234,414	9,930,543	9,129,051	11,234,414	9,129,051

Interest paid	95,930	109,384	74,255	205,314	182,884
EBITDA	1,729,320	1,341,900	983,095	3,071,220	2,131,209
Stockholders’ equity	16,678,311	15,422,451	14,187,982	16,678,311	14,187,982
EBITDA / Interest paid	18.03	12.27	13.24	14.96	11.65
Gross Debt / EBITDA (annualized)	1.62	1.85	2.32	1.83	2.14
Gross Debt / Equity capitalization	40	39	39	40	39

6.17- Financial Instruments — Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.

The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the results.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR — London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate TJLP, established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of instruments contracted to limit exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection contracted.

The table below provides information regarding the interest rate derivatives portfolio as of 06/30/04 and 06/30/03.

	06/30/04				06/30/03
							Unrealized gain
	Notional value		Unrealized (loss)	Final	Notional value		(loss) (in
Type	(in US$ millions)	Rate range	(in R$ thousands)	maturity	(in US$ millions)	Rate range	R$ thousands)
Cap	500	5,8 - 11,0%	—	May-07	500	5,8 - 11,0%	39
Floor	500	5,8 - 6,0%	(38,616)	Nov-06	500	5,8 - 6,0%	(60,112)
Swap	242	5,9 - 6,7%	(53,833)	Oct-07	464	5,9 - 6,7%	(127,143)

Total			(92,449)				(187,216)

The unrealized loss represents the present value payable as of all operations had been settled on 06/30/04.

CVRD	25

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company’s revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of the Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and yen (main components of basket of currencies) is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 06/30/04 and 06/30/03. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

	06/30/04				06/30/03
			Unrealized				Unrealized
	Notional value		gain (loss) (in	Final	Notional value		gain (loss) (in
Type	(in millions)	Rate range	R$ thousands)	maturity	(in millions)	Rate range	R$ thousands)
Yen purchased	¥134	¥79 - 81 per US$	(1,284)	Apr-05	¥3.462	¥79 - 86 por US$	(1,590)
Euros purchased	€22	€1,04 - 1,23 per US$	4,706	Dec-11	€5	€1,19 - 1,23 por US$	(876)
Euros sold	€8		63	Aug-04	€3	€1,05 - 1,10 por US$	230

Total			3,485				(2,236)

The unrealized gain represents the present value receivable if all operations had been settled on 06/30/04.

Commodities Price Risk

The prices of iron ore, the Company’s main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold, aluminum and alumina. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company on 06/30/04 and 06/30/03:

	06/30/04				06/30/03
			Unrealized gain				Unrealized gain
		Price range	(loss) (in	Final		Price range	(loss) (in
Type	Quantity (oz)	(US$/oz)	R$ thousands)	maturity	Quantity (oz)	(US$/oz)	R$ thousands)
Puts purchased	338,000	270 - 385	4,933	Dec-08	408,000	270 - 385	13,519
Calls sold	403,000	317 - 440	(80,039)	Dec-08	598,000	317 - 440	(44,144)
Hybrid instruments	20,000	—	(3,330)	Nov-06	20,000	—	(969)

Total			(78,436)				(31,594)

The unrealized loss represents the present value payable if all operations had been settled on 06/30/04.

26	CVRD

The following table shows the movement of gains and (losses) on derivatives:

	2Q/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains (losses) unrealized on 03/31/04	(139,975)	3,861	(107,295)	(243,409)
Financial settlement	33,144	(680)	3,144	35,608
Financial expenses	23,035	174	30,682	53,891

	56,179	(506)	33,826	89,499
Monetary variations	(8,653)	130	(4,967)	(13,490)

Gains (losses) unrealized on 06/30/04	(92,449)	3,485	(78,436)	(167,400)

	1Q/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains (losses) unrealized on 12/31/03	(135,977)	15,856	(91,980)	(212,101)
Financial settlement	11,122	(7,435)	523	4,210
Financial expenses	(14,202)	(4,663)	(15,079)	(33,944)

	(3,080)	(12,098)	(14,556)	(29,734)
Monetary variations	(918)	103	(759)	(1,574)

Gains (losses) unrealized on 03/31/04	(139,975)	3,861	(107,295)	(243,409)

	2Q/03
	Interest rates
	(libor)	Currencies	Gold	Total
(Losses) unrealized on 03/31/03	(230,264)	(3,138)	(33,374)	(266,776)
Financial settlement	30,360	1,020	1,641	33,021
Financial expenses	(20,078)	(556)	(5,512)	(26,146)

	10,282	464	(3,871)	6,875
Monetary variations, net	32,766	438	5,651	38,855

(Losses) unrealized on 06/30/03	(187,216)	(2,236)	(31,594)	(221,046)

CVRD	27

6.18- Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

	In millions of reais
			Subsidiaries and
	Parent Company		Affiliated Companies (*)
Assets	06/30/04	03/31/04	06/30/04	03/31/04
Current
Cash and cash equivalents	63	158	508	369
Others	1,724	1,272	1,304	1,133

	1,787	1,430	1,812	1,502
Long-term receivables	526	508	52	50
Investments	3,783	3,329	17	16

Total	6,096	5,267	1,881	1,568

Liabilities
Current
Short-term loans and financing	982	941	1,608	1,668
Others	1,411	1,539	392	325

	2,393	2,480	2,000	1,993
Long-term liabilities
Loans and financing	3,662	2,959	1,577	1,585
Others	4,869	4,208	435	416

	8,531	7,167	2,012	2,001

Total	10,924	9,647	4,012	3,994

Assets — Liabilities — R$	(4,828)	(4,380)	(2,131)	(2,426)

Assets — Liabilities — US$	(1,554)	(1,506)	(686)	(834)

( * ) Proportional to the percentage of participation

6.19- Administrative and Other Operating Expenses

	Quarter			Accumulated
	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Administrative
Personnel	(49,764)	(41,430)	(34,548)	(91,194)	(66,387)
Technical consulting	(26,938)	(22,468)	(23,897)	(49,406)	(42,340)
Advertising and publicity	(13,690)	(5,698)	(7,461)	(19,388)	(16,467)
Depreciation	(10,744)	(10,580)	(9,865)	(21,324)	(18,993)
Travel expenses	(6,254)	(4,583)	(4,042)	(10,837)	(8,967)
Rents and taxes	(2,027)	(4,686)	(6,110)	(6,713)	(13,012)
Donations to Funai/Internal social activities	(7,138)	(5,085)	(2,597)	(12,223)	(5,289)
Others	(17,262)	(10,059)	(8,057)	(27,321)	(13,880)

	(133,817)	(104,589)	(96,577)	(238,406)	(185,335)

	Quarter			Accumulated
	2Q/04	1Q/04	2Q/03	06/30/04	06/30/03
Other Operating Expenses
Provisions for contingencies	(28,023)	(27,245)	(47,063)	(55,268)	(74,204)
Itabira’s Property Tax Agreement (1995/2003)	—	(16,687)	—	(16,687)	—
Provision for loss on value added taxes credits	—	—	—	—	(28,000)
Provision for participation in the results	(52,000)	(38,000)	(27,000)	(90,000)	(67,000)
UPSL operating expenses	—	—	(35,597)	—	(35,597)
Others	(8,641)	(2,668)	(21,045)	(11,309)	(31,768)

	(88,664)	(84,600)	(130,705)	(173,264)	(236,569)

28	CVRD

6.20- Subsequent Event

CVRD reached an agreement to sell interest in CST

CVRD entered into a purchase and sale agreement with Arcelor to divest its ownership in Companhia Siderúrgica de Tubarão (CST).

As determined in the agreement, CVRD on April 30, 2004 sold to Arcelor 869,045,672 common shares and 9,381,163,397 preferred shares of CST, which represent, respectively, 4.42% of the voting capital and 29.96% of the capital with no voting rights. CVRD received US$ 415.1 million for the shares and rights to transfer to Arcelor as determined in the purchase and sale agreement.

Additionally, CVRD will sell to Arcelor 4,034,524,170 common shares of CST, which represent 20.51% of the voting capital and are linked to the current CST’s Shareholders Agreement in force. This part of the sale transaction will be realized when the first of the three following events occur: (i) termination on May 25, 2005 of the current Shareholders Agreement in force mentioned above; (ii) waiver given by the other parties in the CST’s Shareholders Agreement; (iii) acquisition, by Arcelor, of CST’s shares held by the other shareholders.

The amount CVRD will receive in that part of the sale transaction will be of US$ 163.4 million, restated by LIBOR plus 1.5% per year until the date the transaction occurs, less the dividends which had been distributed during the period between the signature of the purchase and sale agreement and that date.

The construction of the CST’s third blast furnace is ongoing and is expected to be concluded in 2006. CVRD has a long-term relationship with Arcelor, which is supported by commercial contracts and partnership in investments in pellets production.

The transaction implies the total divestiture of the CVRD ownership of 28.02% in the total capital of CST, which is in line with the CVRD strategy to concentrate on opportunities of profitable growth in the global mining and metal markets.

CVRD	29

PART III

7- OTHER INFORMATION THE COMPANY DEEMS RELEVANT

7.1- Iron Ore and Pellet Sales (Main Markets) (Unaudited)

	(Millions of tons)
	Quarter						Accumulated
	2Q/04%		1Q/04%		2Q/03%		06/30/04%		06/30/03%
FOREIGN MARKET
ÁSIA
CHINA	7.1	16	5.8	13	4.8	13	12.9	15	10.2	14
KOREA	1.4	3	1.7	4	1.7	5	3.1	3	3.3	5
PHILIPPINES	1.0	2	0.8	2	0.6	2	1.8	2	1.0	1
JAPAN	4.1	9	4.0	9	4.1	11	8.1	9	8.0	11
TAIWAN	0.5	1	0.7	2	0.5	1	1.2	1	0.9	1
OTHERS	0.5	1	0.4	1	—	—	0.9	1	—	—

	14.6	32	13.4	31	11.7	32	28.0	31	23.4	32

EUROPE
GERMANY	5.7	12	4.6	11	2.8	8	10.3	12	6.3	9
SPAIN	1.1	2	0.9	2	0.9	2	2.0	2	1.7	2
FRANCE	2.9	6	2.3	5	2.3	6	5.2	6	3.7	5
ITALY	1.1	2	1.5	4	1.2	3	2.6	3	2.4	3
UNITED KINGDOM	0.4	1	0.5	1	0.6	2	0.9	1	1.1	2
OTHERS	3.9	9	3.5	8	2.8	8	7.4	8	6.0	9

	15.1	32	13.3	31	10.6	29	28.4	32	21.2	30

AMERICAS
ARGENTINA	0.8	2	0.9	2	0.8	2	1.7	2	1.6	2
UNITED STATES	0.9	2	1.0	2	0.8	2	1.9	2	1.8	3
OTHERS	0.8	2	1.3	3	0.6	2	2.1	2	1.4	2

	2.5	6	3.2	7	2.2	6	5.7	6	4.8	7

AFRICA/MID. EAST/AUSTRALIA
BAHRAIN	0.6	1	1.0	2	0.4	1	1.6	2	0.9	1
OTHERS	1.3	3	1.1	3	2.0	6	2.4	3	3.0	4

	1.9	4	2.1	5	2.4	7	4.0	5	3.9	5

	34.1	74	32.0	74	26.9	74	66.1	74	53.3	74

DOMESTIC MARKET
STEEL MILLS	7.0	15	6.3	15	4.6	13	13.3	15	9.7	13
PELLETIZING AFFILIATES	4.8	11	4.9	11	4.8	13	9.7	11	9.8	13

	11.8	26	11.2	26	9.4	26	23.0	26	19.5	26

TOTAL	45.9	100	43.2	100	36.3	100	89.1	100	72.8	100

	(Millions of tons)
	Quarter						Accumulated
	2Q/04%		1Q/04%		2Q/03%		06/30/04%		06/30/03%
NORTHERN SYSTEM	15.1	33	14.2	33	13.9	38	29.3	33	27.3	38
SOUTHERN SYSTEM	30.8	67	29.0	67	22.4	62	59.8	67	45.5	62

	45.9	100	43.2	100	36.3	100	89.1	100	72.8	100

30	CVRD

7.2 — Business Performance Ratios (Unaudited)

	In million of reais
Capital Ratios	06/30/04	03/31/04
1 - Capital assets to stockholders’ equity (Permanent assets/Equity * 100) — (%)	158.39	158.83
2 - Capital assets to total liabilities (Permanent assets/Total liabilities * 100) — (%)	160.63	157.23
3 - Total liabilities to stockholders’ equity (Total liabilities/Equity * 100) — (%)	98.61	101.01
4 - Short to total liabilities (Short-term liabilities/Total liabilities * 100) — (%)	27.08	32.32
5 - Stockholders’ equity to total liabilities (Equity/Total liabilities *100) — (%)	101.41	99.00
6 - Capital assets to non-current funds (Permanent assets/(Equity + Long-term liabilities)) *100) — (%)	92.14	94.34
7 - Net Debt (a) / Stockholders’ equity (Net debt (a) / Equity)	0.60	0.55
8 - Net Debt (a) / Total Assets	0.30	0.28
9 - Leverage (Total Assets / Equity)	1.99	2.01

Profitability and Other Ratios	06/30/04	06/30/03
1 - Gross Margin (Gross profit / Net operating revenues * 100) — (%)	45.74	45.79
2 - Operating Margin (Operating income / Net operating revenues * 100) — (%)	33.31	32.72
3 - Net Margin (Net income / Net operating revenues * 100) — (%)	44.00	53.76
4 - Return on Assets (Net income (annualized) / Total assets *100) — ROA (%)	15.92	15.73
5 - Return on Equity (Net income (annualized) / Equity *100) — ROE (%)	31.62	31.62
6 - Total asset turnover (Net operating revenues (annualized) / Total assets)	0.36	0.29
7 - P/E (Price of preferred class A share / Earnings per share (annualized))	8.77	10.74
8 - Price /Book Value (Price of preferred class A share / Book value per share)	2.77	3.40
9 - Net income per outstanding share (Net income (annualized) / Number of shares outstanding)	13.74	12.71
10 - NOPLAT / Operating Income (%)	34.74	22.59
11 - EBITDA / Financial expenses on financing	14.96	11.65
12- EBITDA / Operating Income (%)	51.25	46.99
13- Net Debt (a) / EBITDA	1.63	2.00
14- Net operating cash flow / Interest paid	12.19	11.63

The values related to income are presented on annualized basis.

(a) Net debt = short and long-term loans obtained, included loans with related parties liabilities less cash and cash equivalents

(b) NOPLT = Net operating profit less income tax and social contribution

CVRD	31

PART IV

8- ATTACHMENT I — EQUITY INVESTEE INFORMATION

8.1- CAEMI (Adjusted and Unaudited)

Information		2004					2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
IRON ORE
Quantity sold — external market	ton (mil)	7,855	7,407	—	—	15,262	—	—	8,099	8,597	16,696
Quantity sold — internal market	ton (mil)	1,941	2,851	—	—	4,792	—	—	1,743	1,868	3,611

Quantity sold — total	ton (mil)	9,796	10,258	—	—	20,054	—	—	9,842	10,465	20,307

Average sales price — external market	US$	18.95	22.68	—	—	20.76	—	—	18.87	18.83	18.85
Average sales price — internal market	US$	14.14	14.62	—	—	14.43	—	—	9.52	10.87	10.22
Average sales price — total	US$	18.00	20.44	—	—	19.25	—	—	17.22	17.41	17.32
Refractory Bauxite
Quantity sold — external market	ton (mil)	19	—	—	—	19	—	—	9	12	21
Quantity sold — internal market	ton (mil)	1	—	—	—	1	—	—	5	13	18

Quantity sold — total	ton (mil)	20	—	—	—	20	—	—	14	25	39

Average sales price — external market	US$	156.00	—	—	—	156.00	—	—	185.19	160.65	171.17
Average sales price — internal market	US$	158.00	—	—	—	158.00	—	—	139.84	163.38	156.84
Average sales price — total	US$	156.10	—	—	—	156.10	—	—	165.07	160.88	162.38
KAOLIN
Quantity sold — external market	ton (mil)	169	175	—	—	344	—	—	157	145	302
Quantity sold — internal market	ton (mil)	18	18	—	—	36	—	—	18	18	36

Quantity sold — total	ton (mil)	187	193	—	—	380	—	—	175	163	338

Average sales price — external market	US$	153.64	161.84	—	—	157.81	—	—	153.11	165.71	159.16
Average sales price — internal market	US$	210.17	184.56	—	—	197.37	—	—	189.66	219.80	204.73
Average sales price — total	US$	159.08	163.94	—	—	161.55	—	—	156.62	172.21	164.14

TRANSPORTATION SERVICES (*)
Quantity sold — internal market	ton (mil)	21,819	24,314	—	—	46,133	—	—	23,000	22,800	45,800

Quantity sold — total	ton (mil)	21,819	24,314	—	—	46,133	—	—	23,000	22,800	45,800

Average sales price — internal market	US$	5.29	5.05	—	—	5.16	—	—	5.40	5.30	5.35
Average sales price — total	US$	5.29	5.05	—	—	5.16	—	—	5.40	5.30	5.35
Long-term indebtedness, gross	US$	264,849	240,950	—	—	240,950	—	—	286,613	268,817	268,817
Short-term indebtedness, gross	US$	17,506	12,747	—	—	12,747	—	—	5,162	11,380	11,380

Total indebtedness, gross	US$	282,355	253,697	—	—	253,697	—	—	291,775	280,197	280,197

Stockholders’ equity	R$	1,093,177	1,264,784	—	—	1,264,784	—	—	868,500	984,591	984,591

Net operating revenues	R$	600,043	708,137	—	—	1,308,180	—	—	201,308	635,132	836,440
Cost of products	R$	(329,928)	(303,719)	—	—	(633,647)	—	—	(106,587)	(362,871)	(469,458)
Other expenses/revenues	R$	(59,297)	(73,533)	—	—	(132,830)	—	—	(17,950)	(60,480)	(78,430)
Depreciation, amortization and depletion	R$	45,016	46,239	—	—	91,255	—	—	12,919	43,878	56,797

EBITDA	R$	255,834	377,124	—	—	632,958	—	—	89,690	255,659	345,349
Depreciation, amortization and depletion	R$	(45,016)	(46,239)	—	—	(91,255)	—	—	(12,919)	(43,878)	(56,797)

EBIT	R$	210,818	330,885	—	—	541,703	—	—	76,771	211,781	288,552
Write-down of assets	R$	847	656	—	—	1,503	—	—	100	(34,625)	(34,525)
Result of equity investments	R$	4,709	1,416	—	—	6,125	—	—	(4,570)	1,068	(3,502)
Net financial results	R$	(19,576)	(18,750)	—	—	(38,326)	—	—	(13,839)	(33,309)	(47,148)

Income before income tax and social contribution	R$	196,798	314,207	—	—	511,005	—	—	58,462	144,915	203,377
Income tax and social contribution	R$	(67,048)	(108,211)	—	—	(175,259)	—	—	(17,126)	(5,042)	(22,168)
Minority interest	R$	(21,163)	(34,389)	—	—	(55,552)	—	—	(7,221)	(22,910)	(30,131)

Net income	R$	108,587	171,607	—	—	280,194	—	—	34,115	116,963	151,078

(*) Railroad service 100% MRS

32	CVRD

8.2- Aluminum Area — Albras (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	94	115	—	—	209	99	102	107	110	418
Quantity sold — internal market	MT (thousand)	3	4	—	—	7	4	4	4	4	16

Quantity sold — total	MT (thousand)	97	119	—	—	216	103	106	111	114	434

Average sales price — external market	US$	1,565.46	1,626.62	—	—	1,599.11	1,336.40	1,324.49	1,365.02	1,417.96	1,362.28
Average sales price — internal market	US$	1,618.11	1,660.01	—	—	1,642.05	1,376.14	1,365.10	1,398.92	1,455.46	1,398.91
Average sales price — total	US$	1,567.28	1,627.72	—	—	1,600.58	1,337.98	1,326.07	1,366.25	1,419.37	1,363.68
Long-term indebtedness, gross	US$	319,259	263,992	—	—	263,992	451,354	400,002	386,528	337,446	337,446

Total indebtedness, gross	US$	319,259	263,992	—	—	263,992	451,354	400,002	386,528	337,446	337,446

Stockholders’ equity	R$	834,690	1,028,215	—	—	1,028,215	479,916	726,619	797,715	839,859	839,859

Net operating revenues	R$	442,246	587,060	—	—	1,029,306	479,659	423,513	446,000	467,770	1,816,942
Cost of products	R$	(257,968)	(345,548)	—	—	(603,516)	(284,827)	(271,302)	(274,413)	(292,279)	(1,122,821)
Other expenses/revenues	R$	(30,335)	(26,362)	—	—	(56,697)	(16,325)	(11,421)	(16,692)	(28,671)	(73,109)
Depreciation, amortization and depletion	R$	16,327	16,468	—	—	32,795	17,675	16,188	15,241	15,598	64,702

EBITDA	R$	170,270	231,618	—	—	401,888	196,182	156,978	170,136	162,418	685,714
Depreciation, amortization and depletion	R$	(16,327)	(16,468)	—	—	(32,795)	(17,675)	(16,188)	(15,241)	(15,598)	(64,702)

EBIT	R$	153,943	215,150	—	—	369,093	178,507	140,790	154,895	146,820	621,012
Impairment	R$	(4,949)	646	—	—	(4,303)	—	(11,837)	692	183	(10,962)
Net financial results	R$	(100,561)	(49,206)	—	—	(149,767)	63,862	176,318	(76,113)	(58,680)	105,387

Income before income tax and social contribution	R$	48,433	166,590	—	—	215,023	242,369	305,271	79,474	88,323	715,437
Income tax and social contribution	R$	(53,603)	26,935	—	—	(26,668)	(19,192)	(58,568)	(8,378)	(46,184)	(132,322)

Net income (loss)	R$	(5,170)	193,525	—	—	188,355	223,177	246,703	71,096	42,139	583,115

CVRD	33

8.3- Aluminum Area — Alunorte (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	439	343	—	—	782	289	303	395	410	1,397
Quantity sold — internal market	MT (thousand)	231	212	—	—	443	201	234	236	207	878

Quantity sold — total	MT (thousand)	670	555	—	—	1,225	490	537	631	617	2,275

Average sales price — external market	US$	204.29	234.99	—	—	217.76	170.93	172.57	190.01	182.59	180.10
Average sales price — internal market	US$	207.14	210.68	—	—	208.83	173.60	175.13	178.71	184.00	177.83
Average sales price — total	US$	205.30	225.71	—	—	214.55	172.03	173.68	185.78	183.07	179.23
Long-term indebtedness, gross	US$	360,762	350,874	—	—	350,874	482,418	494,325	478,755	490,104	490,104
Short-term indebtedness, gross	US$	90,004	64,135	—	—	64,135	—	3,900	8,355	—	—

Total indebtedness, gross	US$	450,766	415,009	—	—	415,009	482,418	498,225	487,110	490,104	490,104

Stockholders’ equity	R$	970,319	1,243,699	—	—	1,243,699	546,444	697,885	788,738	832,843	832,843

Net operating revenues	R$	384,835	375,161	—	—	759,996	291,962	273,014	339,513	330,640	1,235,129
Cost of products	R$	(238,121)	(207,398)	—	—	(445,519)	(217,680)	(217,735)	(234,580)	(232,733)	(902,728)
Other expenses/revenues	R$	(12,070)	(10,699)	—	—	(22,769)	(6,021)	(5,860)	(12,986)	(3,581)	(28,448)
Depreciation, amortization and depletion	R$	19,004	19,878	—	—	38,882	15,240	18,993	17,340	18,602	70,175

EBITDA	R$	153,648	176,942	—	—	330,590	83,501	68,412	109,287	112,928	374,128
Depreciation, amortization and depletion	R$	(19,004)	(19,878)	—	—	(38,882)	(15,240)	(18,993)	(17,340)	(18,602)	(70,175)

EBIT	R$	134,644	157,064	—	—	291,708	68,261	49,419	91,947	94,326	303,953
Net financial results	R$	(86,599)	(80,399)	—	—	(166,998)	43,764	136,576	(62,039)	(41,198)	77,103

Income before income tax and social contribution	R$	48,045	76,665	—	—	124,710	112,025	185,995	29,908	53,128	381,056
Income tax and social contribution	R$	(11,001)	51,642	—	—	40,641	(10,084)	(34,554)	(6,561)	(9,022)	(60,221)

Net income	R$	37,044	128,307	—	—	165,351	101,941	151,441	23,347	44,106	320,835

34	CVRD

8.4- Aluminum Area — MRN (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	1,106	1,157	—	—	2,263	711	958	1,324	1,347	4,340
Quantity sold — internal market	MT (thousand)	2,198	2,834	—	—	5,032	1,485	2,554	2,725	3,016	9,780

Quantity sold — total	MT (thousand)	3,304	3,991	—	—	7,295	2,196	3,512	4,049	4,363	14,120

Average sales price — external market	US$	22.00	22.70	—	—	22.36	21.31	21.20	21.27	21.61	21.37
Average sales price — internal market	US$	18.84	19.43	—	—	19.17	18.24	18.15	18.21	18.50	18.29
Average sales price — total	US$	19.90	20.38	—	—	20.16	19.23	18.98	19.21	19.46	19.23
Long-term indebtedness, gross	US$	39,956	59,606	—	—	59,606	69,222	65,380	58,041	49,317	49,317
Short-term indebtedness, gross	US$	191,833	171,208	—	—	171,208	44,004	134,221	144,883	161,693	161,693

Total indebtedness, gross	US$	231,789	230,814	—	—	230,814	113,226	199,601	202,924	211,010	211,010

Stockholders’ equity	R$	776,584	728,781	—	—	728,781	731,822	807,051	825,693	796,407	796,407

Net operating revenues	R$	178,101	241,884	—	—	419,985	139,951	183,786	211,492	224,202	759,431
Cost of products	R$	(74,584)	(97,803)	—	—	(172,387)	(69,487)	(89,073)	(99,781)	(104,746)	(363,087)
Other expenses/revenues	R$	(3,207)	(2,356)	—	—	(5,563)	(5,305)	(2,838)	(5,251)	2,546	(10,848)
Depreciation, amortization and depletion	R$	25,452	25,521	—	—	50,973	14,854	17,733	21,391	24,234	78,212

EBITDA	R$	125,762	167,246	—	—	293,008	80,013	109,608	127,851	146,236	463,708
Depreciation, amortization and depletion	R$	(25,452)	(25,521)	—	—	(50,973)	(14,854)	(17,733)	(21,391)	(24,234)	(78,212)

EBIT	R$	100,310	141,725	—	—	242,035	65,159	91,875	106,460	122,002	385,496
Net financial results	R$	(5,823)	(23,067)	—	—	(28,890)	(239)	(10,994)	(2,484)	(3,049)	(16,766)

Income before income tax and social contribution	R$	94,487	118,658	—	—	213,145	64,920	80,881	103,976	118,953	368,730
Income tax and social contribution	R$	(10,712)	(12,030)	—	—	(22,742)	(5,421)	(5,652)	(7,146)	(25,389)	(43,608)

Net income	R$	83,775	106,628	—	—	190,403	59,499	75,229	96,830	93,564	325,122

CVRD	35

8.5- Aluminum Area — Valesul (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	15	15	—	—	30	9	15	17	17	58
Quantity sold — internal market	MT (thousand)	10	10	—	—	20	10	9	9	12	40

Quantity sold — total	MT (thousand)	25	25	—	—	50	19	24	26	29	98

Average sales price — external market	US$	1,676.30	1,802.97	—	—	1,739.64	1,505.49	1,516.01	1,518.30	1,570.41	1,530.99
Average sales price — internal market	US$	2,240.26	2,214.30	—	—	2,227.28	1,933.02	1,970.53	1,974.21	1,957.43	1,958.05
Average sales price — total	US$	1,903.80	1,969.71	—	—	1,936.76	1,730.60	1,685.83	1,668.32	1,731.60	1,703.41
Long-term indebtedness, gross	US$	603	475	—	—	475	1,048	1,075	906	757	757
Short-term indebtedness, gross	US$	748	503	—	—	503	617	732	729	746	746

Total indebtedness, gross	US$	1,351	978	—	—	978	1,665	1,807	1,635	1,503	1,503

Stockholders’ equity	R$	272,773	253,713	—	—	253,713	288,362	272,644	286,057	265,518	265,518

Net operating revenues	R$	127,513	146,194	—	—	273,707	108,088	112,328	121,231	137,394	479,041
Cost of products	R$	(101,823)	(112,509)	—	—	(214,332)	(68,912)	(88,666)	(99,075)	(113,706)	(370,359)
Other expenses/revenues	R$	(3,473)	(7,424)	—	—	(10,897)	(6,613)	(15,368)	(4,259)	(4,545)	(30,785)
Depreciation, amortization and depletion	R$	3,923	4,158	—	—	8,081	2,816	6,043	3,900	4,186	16,945

EBITDA	R$	26,140	30,419	—	—	56,559	35,379	14,337	21,797	23,329	94,842
Depreciation, amortization and depletion	R$	(3,923)	(4,158)	—	—	(8,081)	(2,816)	(6,043)	(3,900)	(4,186)	(16,945)

EBIT	R$	22,217	26,261	—	—	48,478	32,563	8,294	17,897	19,143	77,897
Net financial results	R$	866	1,149	—	—	2,015	(186)	(413)	1,224	(853)	(228)

Income before income tax and social contribution	R$	23,083	27,410	—	—	50,493	32,377	7,881	19,121	18,290	77,669
Income tax and social contribution	R$	(5,659)	(6,472)	—	—	(12,131)	(5,214)	(4,891)	(5,708)	(6,364)	(22,177)

Net income	R$	17,424	20,938	—	—	38,362	27,163	2,990	13,413	11,926	55,492

36	CVRD

8.6- Pellets Area – Hispanobras (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	425	99	—	—	524	268	625	94	386	1,373
Quantity sold — internal market	MT (thousand)	460	790	—	—	1,250	637	265	730	580	2,212

Quantity sold — total	MT (thousand)	885	889	—	—	1,774	905	890	824	966	3,585

Average sales price — external market	US$	32.48	57.40	—	—	37.19	29.54	33.75	32.62	33.06	32.66
Average sales price — internal market	US$	31.18	42.37	—	—	38.25	29.95	38.90	32.56	33.13	32.72
Average sales price — total	US$	31.83	44.04	—	—	37.95	29.75	36.33	32.59	33.10	32.94

Stockholders’ equity	R$	94,698	113,301	—	—	113,301	90,872	96,630	97,800	92,685	92,685

Net operating revenues	R$	81,893	121,437	—	—	203,330	94,344	93,258	78,906	91,036	357,544
Cost of products	R$	(81,144)	(96,794)	—	—	(177,938)	(81,263)	(85,278)	(63,550)	(97,475)	(327,566)
Other expenses/income	R$	3,291	5,921	—	—	9,212	(1,783)	6,561	(10,505)	6,396	669
Depreciation, amortization and depletion	R$	2,525	1,102	—	—	3,627	2,386	2,400	2,442	2,528	9,756

EBITDA	R$	6,565	31,666	—	—	38,231	13,684	16,941	7,293	2,485	40,403
Depreciation, amortization and depletion	R$	(2,525)	(1,102)	—	—	(3,627)	(2,386)	(2,400)	(2,442)	(2,528)	(9,756)

EBIT	R$	4,040	30,564	—	—	34,604	11,298	14,541	4,851	(43)	30,647
Impairment	R$	—	—	—	—	—	—	—	159	—	159
Net financial results	R$	(593)	1,253	—	—	660	(3,544)	(6,871)	344	413	(9,658)

Income before income tax and social contribution	R$	3,447	31,817	—	—	35,264	7,754	7,670	5,354	370	21,148
Income tax and social contribution	R$	(1,434)	(10,988)	—	—	(12,422)	(3,264)	330	(1,748)	468	(4,214)

Net income	R$	2,013	20,829	—	—	22,842	4,490	8,000	3,606	838	16,934

CVRD	37

8.7- Pellets Area – Itabrasco (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	762	903	—	—	1,665	306	778	838	700	2,622
Quantity sold — internal market	MT (thousand)	—	105	—	—	105	507	65	—	81	653

Quantity sold — total	MT (thousand)	762	1,008	—	—	1,770	813	843	838	781	3,275

Average sales price — external market	US$	32.84	43.39	—	—	38.56	29.97	33.53	32.96	32.97	32.78
Average sales price — internal market	US$	—	38.29	—	—	38.29	29.20	55.87	—	33.20	32.35
Average sales price — total	US$	32.84	42.86	—	—	38.55	29.54	35.25	32.96	33.00	32.71
Short-term indebtedness, gross	US$	557	7,931	—	—	7,931	4,854	480	471	1,061	1,061

Total indebtedness, gross	US$	557	7,931	—	—	7,931	4,854	480	471	1,061	1,061

Stockholders’ equity	R$	65,673	79,100	—	—	79,100	59,216	65,064	68,819	64,559	64,559

Net operating revenues	R$	72,293	132,327	—	—	204,620	85,607	91,423	80,037	74,126	331,193
Cost of products	R$	(70,203)	(110,634)	—	—	(180,837)	(73,246)	(76,224)	(73,297)	(69,342)	(292,109)
Other expenses/revenues	R$	(283)	3,538	—	—	3,255	(2,200)	(1,123)	(2,355)	(4,444)	(10,122)
Depreciation, amortization and depletion	R$	498	622	—	—	1,120	379	381	416	482	1,658

EBITDA	R$	2,305	25,853	—	—	28,158	10,540	14,457	4,801	822	30,620
Depreciation, amortization and depletion	R$	(498)	(622)	—	—	(1,120)	(379)	(381)	(416)	(482)	(1,658)

EBIT	R$	1,807	25,231	—	—	27,038	10,161	14,076	4,385	340	28,962
Net financial results	R$	(14)	(1,015)	—	—	(1,029)	(3,441)	(4,782)	1,798	1,233	(5,192)

Income before income tax and social contribution	R$	1,793	24,216	—	—	26,009	6,720	9,294	6,183	1,573	23,770
Income tax and social contribution	R$	(679)	(8,767)	—	—	(9,446)	(3,308)	(3,446)	(2,428)	583	(8,599)

Net income	R$	1,114	15,449	—	—	16,563	3,412	5,848	3,755	2,156	15,171

38	CVRD

8.8- Pellets Area – Kobrasco (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	617	437	—	—	1,054	453	667	800	722	2,642
Quantity sold — internal market	MT (thousand)	623	460	—	—	1,083	681	461	200	360	1,702

Quantity sold — total	MT (thousand)	1,240	897	—	—	2,137	1,134	1,128	1,000	1,082	4,344

Average sales price — external market	US$	34.27	38.04	—	—	35.83	29.89	29.98	33.57	32.04	31.61
Average sales price — internal market	US$	33.26	39.59	—	—	35.95	30.72	30.90	38.68	33.33	32.26
Average sales price — total	US$	33.76	38.84	—	—	35.89	30.39	30.35	34.59	32.47	31.86
Long-term indebtedness, gross	US$	96,512	92,206	—	—	92,206	123,624	102,229	102,417	96,331	96,331

Total indebtedness, gross	US$	96,512	92,206	—	—	92,206	123,624	102,229	102,417	96,331	96,331

Stockholders’ equity	R$	14,633	15,341	—	—	15,341	(89,160)	(53,817)	(49,072)	6,077	6,077

Net operating revenues	R$	121,982	105,641	—	—	227,623	116,656	101,678	101,713	102,119	422,166
Cost of products	R$	(106,312)	(92,233)	—	—	(198,545)	(95,131)	(89,305)	(82,257)	(89,649)	(356,342)
Other expenses/revenues	R$	2,210	8,290	—	—	10,500	(7,537)	(6,124)	(3,256)	7,323	(9,594)
Depreciation, amortization and depletion	R$	2,269	2,279	—	—	4,548	2,262	2,269	2,268	2,267	9,066

EBITDA	R$	20,149	23,977	—	—	44,126	16,250	8,518	18,468	22,060	65,296
Depreciation, amortization and depletion	R$	(2,269)	(2,279)	—	—	(4,548)	(2,262)	(2,269)	(2,268)	(2,267)	(9,066)

EBIT	R$	17,880	21,698	—	—	39,578	13,988	6,249	16,200	19,793	56,230
Impairment	R$	—	—	—	—	—	—	—	—	75,660	75,660
Net financial results	R$	(3,769)	(20,954)	—	—	(24,723)	18,296	49,781	(7,653)	(56,443)	3,981

Income before income tax and social contribution	R$	14,111	744	—	—	14,855	32,284	56,030	8,547	39,010	135,871
Income tax and social contribution	R$	(5,555)	(36)	—	—	(5,591)	(14,094)	(20,687)	(3,802)	16,139	(22,444)

Net income	R$	8,556	708	—	—	9,264	18,190	35,343	4,745	55,149	113,427

CVRD	39

8.9- Pellets Area — Nibrasco (Adjusted and Unaudited)

Information	2004						2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	563	803	—	—	1,366	469	513	509	761	2,252
Quantity sold — internal market — CVRD	MT (thousand)	1,327	903	—	—	2,230	1,303	1,180	1,085	874	4,442
Quantity sold — internal market — Others	MT (thousand)	33	33	—	—	66	28	26	32	33	119

Quantity sold — total	MT (thousand)	1,923	1,739	—	—	3,662	1,800	1,719	1,626	1,668	6,813

Average sales price — external market	US$	31.45	34.49	—	—	33.24	28.76	27.69	32.96	32.41	30.70
Average sales price — internal market	US$	31.51	35.96	—	—	33.31	27.38	28.23	34.18	30.44	29.87
Average sales price — total	US$	31.49	33.23	—	—	32.32	27.75	28.07	33.79	31.35	30.14
Long-term indebtedness, gross	US$	—	—	—	—	—	1,200	—	—	—	—
Short-term indebtedness, gross	US$	1,200	—	—	—	—	2,400	2,400	2,400	1,200	1,200

Total indebtedness, gross	US$	1,200	—	—	—	—	3,600	2,400	2,400	1,200	1,200

Stockholders’ equity	R$	115,823	128,711	—	—	128,711	87,365	82,347	98,875	101,132	101,132

Net operating revenues	R$	188,081	201,815	—	—	389,896	174,765	147,060	173,854	166,387	662,066
Cost of products	R$	(170,722)	(172,775)	—	—	(343,497)	(167,405)	(152,620)	(155,759)	(157,181)	(632,965)
Other expenses/revenues	R$	7,031	12,290	—	—	19,321	(1,805)	(1,879)	(1,261)	(2,456)	(7,401)
Depreciation, amortization and depletion	R$	2,490	2,250	—	—	4,740	4,179	4,061	3,368	3,909	15,517

EBITDA	R$	26,880	43,580	—	—	70,460	9,734	(3,378)	20,202	10,659	37,217
Depreciation, amortization and depletion	R$	(2,490)	(2,250)	—	—	(4,740)	(4,179)	(4,061)	(3,368)	(3,909)	(15,517)

EBIT	R$	24,390	41,330	—	—	65,720	5,555	(7,439)	16,834	6,750	21,700
Impairment	R$	—	—	—	—	—	—	—	2,289	—	2,289
Net financial results	R$	(380)	(85)	—	—	(465)	1,341	2,359	(4,718)	(1,318)	(2,336)

Income (loss) before income tax and social contribution	R$	24,010	41,245	—	—	65,255	6,896	(5,080)	14,405	5,432	21,653
Income tax and social contribution	R$	(9,318)	(12,803)	—	—	(22,121)	(3,728)	64	2,124	(3,175)	(4,715)

Net income (loss)	R$	14,692	28,442	—	—	43,134	3,168	(5,016)	16,529	2,257	16,938

40	CVRD

8.10- Pellets Area — Samarco (Adjusted and Unaudited)

Information	2004							2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — pellets	MT (thousand)	3,462	3,177	—	—	6,639	3,338	3,339	3,359	3,454	13,490
Quantity sold — iron ore	MT (thousand)	497	471	—	—	968	650	938	569	319	2,476

Quantity sold — total	MT (thousand)	3,959	3,648	—	—	7,607	3,988	4,277	3,928	3,773	15,966

Average sales price — pellets	US$	39.31	39.11	—	—	39.21	29.78	35.03	35.47	35.85	34.05
Average sales price — iron ore	US$	16.88	19.66	—	—	18.23	16.39	16.57	17.56	14.36	16.47
Average sales price — total	US$	36.48	36.59	—	—	36.53	27.59	30.98	32.88	34.03	31.32
Long-term indebtedness, gross	US$	21,400	46,067	—	—	46,067	56,240	50,037	37,633	24,967	24,967
Short-term indebtedness, gross	US$	173,753	152,845	—	—	152,845	123,271	137,697	135,558	167,067	167,067

Total indebtedness, gross	US$	195,153	198,912	—	—	198,912	179,511	187,734	173,191	192,034	192,034

Stockholders’ equity	R$	625,633	557,528	—	—	557,528	627,216	641,120	658,437	583,354	583,354

Net operating revenues	R$	372,919	404,208	—	—	777,127	360,773	370,862	348,066	343,379	1,423,080
Cost of products	R$	(165,160)	(154,345)	—	—	(319,505)	(162,899)	(166,282)	(163,038)	(169,633)	(661,852)
Other expenses	R$	(30,828)	(45,910)	—	—	(76,738)	(10,940)	(47,558)	(33,311)	(25,086)	(116,895)
Depreciation, amortization and depletion	R$	11,373	11,744	—	—	23,117	9,955	10,899	10,867	12,319	44,040

EBITDA (*)	R$	188,304	192,579	—	—	404,001	196,889	167,921	162,584	160,979	688,373
Depreciation, amortization and depletion	R$	(11,373)	(11,744)	—	—	(23,117)	(9,955)	(10,899)	(10,867)	(12,319)	(44,040)

EBIT	R$	176,931	180,835	—	—	380,884	186,934	157,022	151,717	148,660	644,333
Impairment	R$	—	—	—	—	—	—	(36,639)	—	(72,103)	(108,742)
Result of equity investments	R$	11,109	(4,762)	—	—	6,347	(2,699)	17,512	(8,392)	10,820	17,241
Net financial results	R$	(4,618)	(53,845)	—	—	(58,463)	(499)	24,817	(14,011)	(5,360)	4,947

Income before income tax and social contribution	R$	183,422	145,346	—	—	328,768	183,736	162,712	129,314	82,017	557,779
Income tax and social contribution	R$	(31,058)	(18,267)	—	—	(49,325)	(44,283)	(20,477)	(24,490)	(10,174)	(99,424)

Net income	R$	152,364	127,079	—	—	279,443	139,453	142,235	104,824	71,843	458,355

(*) The 2Q/03 was adjusted.

CVRD	41

8.11- Pellets Area — GIIC (Adjusted and Unaudited)

Information	2004						2003
		1Q	2Q	3Q	4Q	Total	1Q (*)	2Q	3Q	4Q	Total
Quantity sold — external market	ton (thousands)	906	683	—	—	1,589	772	1,178	900	1,089	3,939

Quantity sold — total	ton (thousands)	906	683	—	—	1,589	772	1,178	900	1,089	3,939

Average sales price — external market	US$	52.68	58.27	—	—	55.08	41.00	43.30	41.18	43.11	42.31
Average sales price — total	US$	52.68	58.27	—	—	55.08	41.00	43.30	41.18	43.11	42.31
Long-term indebtedness, gross	US$	20,000	20,000	—	—	20,000	35,000	35,000	30,000	25,000	25,000

Total indebtedness, gross	US$	20,000	20,000	—	—	20,000	35,000	35,000	30,000	25,000	25,000

Stockholders’ equity	R$	221,358	239,629	—	—	239,629	225,520	242,118	218,186	233,501	233,501

Net operating revenues	R$	138,158	121,300	—	—	259,458	111,686	152,254	126,128	142,067	532,135
Cost of products	R$	(103,595)	(101,937)	—	—	(205,532)	(87,255)	(116,430)	(96,796)	(110,174)	(410,655)
Other expenses	R$	(11,268)	(9,109)	—	—	(20,377)	(10,471)	(5,971)	(17,599)	(17,396)	(51,437)
Depreciation, amortization and depletion	R$	1,893	2,008	—	—	3,901	3,490	—	2,933	2,899	9,322

EBITDA	R$	25,188	12,262	—	—	37,450	17,450	29,853	14,666	17,396	79,365
Depreciation, amortization and depletion	R$	(1,893)	(2,008)	—	—	(3,901)	(3,490)	—	(2,933)	(2,899)	(9,322)

EBIT	R$	23,295	10,254	—	—	33,549	13,960	29,853	11,733	14,497	70,043
Gain/loss in translation of currency	R$	110	1,779	—	—	1,889	(1,453)	(9,339)	8,185	1,907	(700)
Net financial results	R$	(229)	(463)	—	—	(692)	3	—	—	—	3

Net income	R$	23,176	11,570	—	—	34,746	12,510	20,514	19,918	16,404	69,346

(*) Refers to the statements up to February 2003.

42	CVRD

8.12- Manganese and Ferroalloys Area — RDM (Adjusted and Unaudited)

Information	2004						2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market — ferroalloys	MT (thousand)	37	31	—	—	68	30	40	47	51	168
Quantity sold — internal market — ferroalloys	MT (thousand)	45	47	—	—	92	37	38	43	46	164

Quantity sold — total	MT (thousand)	82	78	—	—	160	67	78	90	97	332

Quantity sold — external market — manganese	MT (thousand)	213	350	—	—	563	147	306	261	294	1,008
Quantity sold — internal market — manganese	MT (thousand)	72	72	—	—	144	94	76	83	76	329

Quantity sold — total	MT (thousand)	285	422	—	—	707	241	382	344	370	1,337

Average sales price — external market — ferroalloys	US$	713.01	1,006.84	—	—	846.96	573.88	549.79	534.97	621.32	571.66
Average sales price — internal market — ferroalloys	US$	700.76	1,038.88	—	—	873.50	505.02	664.75	607.37	623.79	602.18
Average sales price — total	US$	706.34	1,026.72	—	—	862.53	536.68	606.47	569.57	622.52	587.07
Average sales price — external market — manganese	US$	44.98	48.51	—	—	47.17	46.71	42.17	43.96	43.14	43.58
Average sales price — internal market — manganese	US$	45.15	55.80	—	—	50.48	36.35	46.00	50.48	43.29	43.75
Average sales price — total	US$	45.02	49.76	—	—	47.85	42.65	42.93	45.52	43.17	43.61
Long-term indebtedness, gross	US$	12,361	10,705	—	—	10,705	19,812	38,962	39,371	18,885	18,885
Short-term indebtedness, gross	US$	40,135	33,797	—	—	33,797	36,783	24,688	18,237	42,495	42,495

Total indebtedness, gross	US$	52,496	44,502	—	—	44,502	56,595	63,650	57,608	61,380	61,380

Stockholders’ equity	R$	657,722	751,433	—	—	751,433	310,314	336,058	365,275	618,945	618,945

Net operating revenues	R$	178,314	265,252	—	—	443,566	142,185	171,284	177,162	196,448	687,079
Cost of products	R$	(110,687)	(110,988)	—	—	(221,675)	(83,873)	(93,166)	(111,927)	(133,864)	(422,830)
Other expenses/revenues	R$	(25,763)	(23,025)	—	—	(48,788)	(22,569)	(27,377)	(28,233)	(49,844)	(128,023)
Depreciation, amortization and depletion	R$	5,545	5,293	—	—	10,838	5,456	6,238	5,852	2,063	19,609

EBITDA	R$	47,409	136,532	—	—	183,941	41,199	56,979	42,854	14,803	155,835
Depreciation, amortization and depletion	R$	(5,545)	(5,293)	—	—	(10,838)	(5,456)	(6,238)	(5,852)	(2,063)	(19,609)

EBIT	R$	41,864	131,239	—	—	173,103	35,743	50,741	37,002	12,740	136,226
Impairment	R$	—	—	—	—	—	—	—	366	(46,392)	(46,026)
Sale of investment	R$	—	—	—	—	—	—	—	—	174,000	174,000
Net financial results	R$	2,741	5,163	—	—	7,904	(11,168)	(18,623)	(6,388)	(1,496)	(37,675)

Income (loss) before income tax and social contribution	R$	44,605	136,402	—	—	181,007	24,575	32,118	30,980	138,852	226,525
Income tax and social contribution	R$	(5,829)	(42,691)	—	—	(48,520)	(6,255)	(7,496)	(1,763)	34,012	18,498

Net income (loss)	R$	38,776	93,711	—	—	132,487	18,320	24,622	29,217	172,864	245,023

CVRD	43

8.13- Manganese and Ferroalloys Area — Urucum (Adjusted and Unaudited)

Information	2004						2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market — iron ore	MT (thousand)	127	106	—	—	233	238	174	214	261	887
Quantity sold — internal market — iron ore	MT (thousand)	—	3	—	—	3	7	—	3	—	10

Quantity sold — total	MT (thousand)	127	109	—	—	236	245	174	217	261	897

Quantity sold — external market — manganese	MT (thousand)	22	4	—	—	26	18	43	52	30	143
Quantity sold — internal market — manganese	MT (thousand)	50	62	—	—	112	46	66	55	82	249

Quantity sold — total	MT (thousand)	72	66	—	—	138	64	109	107	112	392

Quantity sold — external market — ferroalloys	MT (thousand)	4	4	—	—	8	5	3	8	4	20
Quantity sold — internal market — ferroalloys	MT (thousand)	1	—	—	—	1	—	—	—	1	1

Quantity sold — total	MT (thousand)	5	4	—	—	9	5	3	8	5	21

Average sales price — external market — iron ore	US$	15.05	19.09	—	—	16.89	13.70	15.03	15.86	14.99	14.86
Average sales price — internal market — iron ore	US$	—	2.28	—	—	2.28	3.26	—	2.21	—	2.95
Average sales price — total	US$	15.05	18.63	—	—	16.70	13.43	15.03	15.67	14.99	14.74
Average sales price — external market — manganese	US$	49.84	54.87	—	—	50.61	36.35	35.81	38.95	37.07	37.28
Average sales price — internal market — manganese	US$	44.19	47.69	—	—	46.13	32.91	38.10	42.22	42.84	39.61
Average sales price — total	US$	45.92	48.10	—	—	46.96	33.87	37.18	40.66	41.30	38.77
Average sales price — external market — ferroalloys	US$	564.53	863.73	—	—	714.13	509.35	503.55	483.38	483.45	492.91
Average sales price — internal market — ferroalloys	US$	394.48	—	—	—	394.48	—	—	—	388.80	388.80
Average sales price — total	US$	546.44	830.06	—	—	672.49	509.35	503.55	483.38	470.78	489.44
Short-term indebtedness, gross	US$	3,577	1,012	—	—	1,012	—	5,026	5,050	7,846	7,846

Total indebtedness, gross	US$	3,577	1,012	—	—	1,012	—	5,026	5,050	7,846	7,846

Stockholders’ equity	R$	60,621	43,735	—	—	43,735	75,737	47,460	52,546	57,525	57,525

Net operating revenues	R$	21,070	23,911	—	—	44,981	26,947	23,028	31,498	28,872	110,345
Cost of products	R$	(11,132)	(10,784)	—	—	(21,916)	(11,440)	(9,866)	(17,699)	(14,413)	(53,418)
Other expenses/revenues	R$	(4,285)	(3,357)	—	—	(7,642)	(4,761)	1,341	(4,595)	(10,914)	(18,929)
Depreciation, amortization and depletion	R$	1,005	992	—	—	1,997	589	615	608	1,584	3,396

EBITDA	R$	6,658	10,762	—	—	17,420	11,335	15,118	9,812	5,129	41,394
Depreciation, amortization and depletion	R$	(1,005)	(992)	—	—	(1,997)	(589)	(615)	(608)	(1,584)	(3,396)

EBIT	R$	5,653	9,770	—	—	15,423	10,746	14,503	9,204	3,545	37,998
Impairment	R$	(562)	22	—	—	(540)	9	—	—	(184)	(175)
Net financial results	R$	(128)	(145)	—	—	(273)	(1,000)	(7,349)	310	1,757	(6,282)

Income before income tax and social contribution	R$	4,963	9,647	—	—	14,610	9,755	7,154	9,514	5,118	31,541
Income tax and social contribution	R$	(1,867)	(3,457)	—	—	(5,324)	(2,862)	(395)	(4,428)	(139)	(7,824)

Net income	R$	3,096	6,190	—	—	9,286	6,893	6,759	5,086	4,979	23,717

44	CVRD

8.14- Manganese and Ferrolloys Area — RDME (Adjusted and Unaudited)

Information	2004						2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market — Sinter	Ton (thousands)	66	86	—	—	152	34	82	23	30	169
Quantity sold — external market — Manganese	Ton (thousands)	55	33	—	—	88	31	64	51	51	197
Quantity sold — external market — Ferroalloys	Ton (thousands)	64	41	—	—	105	43	36	40	53	172
Average sales price — external market — Sinter	US$	103.70	108.70	—	—	106.53	114.14	109.90	107.72	101.00	108.88
Average sales price — external market — Manganese	US$	73.22	78.16	—	—	75.07	105.80	75.30	83.70	81.70	83.93
Average sales price — external market — Ferroalloys	US$	588.12	954.98	—	—	731.37	609.70	583.90	546.70	572.80	578.28
Long-term indebtedness, gross	US$	3,335	3,122	—	—	3,122	2,409	2,417	5,020	3,610	3,610
Short-term indebtedness, gross	US$	30	16	—	—	16	—	—	—	—	—

Total indebtedness, gross	US$	3,365	3,138	—	—	3,138	2,409	2,417	5,020	3,610	3,610

Stockholders’ equity	R$	194,179	206,895	—	—	206,895	197,404	173,543	183,370	187,578	187,578

Net operating revenues	R$	146,972	165,435	—	—	312,407	109,534	108,839	92,792	124,378	435,543
Cost of products	R$	(134,464)	(155,673)	—	—	(290,137)	(99,748)	(99,589)	(83,702)	(111,386)	(394,425)
Other expenses/revenues	R$	(3,332)	(8,631)	—	—	(11,963)	(10,351)	(4,439)	(3,183)	(6,056)	(24,029)
Depreciation, amortization and depletion	R$	2,918	3,007	—	—	5,925	4,012	4,129	3,871	4,559	16,571

EBITDA	R$	12,094	4,138	—	—	16,232	3,447	8,940	9,778	11,495	33,660
Depreciation, amortization and depletion	R$	(2,918)	(3,007)	—	—	(5,925)	(4,012)	(4,129)	(3,871)	(4,559)	(16,571)

EBIT	R$	9,176	1,131	—	—	10,307	(565)	4,811	5,907	6,936	17,089
Gain/loss in translation of currency	R$	(18)	(657)	—	—	(675)	(49)	(285)	(417)	(404)	(1,155)
Net financial results	R$	2,318	—	—	—	2,318	1,425	(12)	1,130	(144)	2,399

Income before income tax and social contribution	R$	11,476	474	—	—	11,950	811	4,514	6,620	6,388	18,333
Income tax and social contribution	R$	(29)	(30)	—	—	(59)	(31)	(31)	(31)	(25)	(118)

Net income	R$	11,447	444	—	—	11,891	780	4,483	6,589	6,363	18,215

CVRD	45

8.15- Steel Area – CST (Adjusted and Unaudited)

Information		2004					2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	809	931	—	—	1,740	1,013	964	902	802	3,681
Quantity sold — internal market	MT (thousand)	340	340	—	—	680	2	1	2	2	7

Quantity sold — total	MT (thousand)	1,149	1,271	—	—	2,420	1,015	965	904	804	3,688

Average sales price — external market	US$	262.65	357.39	—	—	313.34	229.78	238.69	244.16	235.70	236.93
Average sales price — internal market	US$	304.12	346.25	—	—	325.19	219.12	255.89	253.93	256.56	245.02
Average sales price — total	US$	274.92	354.40	—	—	316.66	229.76	238.71	244.18	235.75	236.94
Long-term indebtedness, gross	US$	585,346	565,745	—	—	565,745	619,071	628,377	635,088	632,953	632,953
Short-term indebtedness, gross	US$	131,398	105,313	—	—	105,313	167,655	147,837	150,045	143,074	143,074

Total indebtedness, gross	US$	716,744	671,058	—	—	671,058	786,726	776,214	785,133	776,027	776,027

Stockholders’ equity	R$	3,783,316	4,261,994	—	—	4,261,994	3,200,123	3,223,207	3,416,321	3,532,607	3,532,607

Net operating revenues	R$	957,592	1,258,023	—	—	2,215,615	993,201	921,094	951,473	869,553	3,735,321
Cost of products	R$	(562,493)	(692,484)	—	—	(1,254,977)	(601,278)	(605,411)	(573,126)	(610,885)	(2,390,700)
Other expenses/revenues	R$	(73,466)	(79,035)	—	—	(152,501)	(51,092)	(80,327)	(66,600)	(115,803)	(313,822)
Depreciation, amortization and depletion	R$	89,361	107,022	—	—	196,383	65,293	81,454	71,327	77,634	295,708

EBITDA	R$	410,994	593,526	—	—	1,004,520	406,124	316,810	383,074	220,499	1,326,507
Depreciation, amortization and depletion	R$	(89,361)	(107,022)	—	—	(196,383)	(65,293)	(81,454)	(71,327)	(77,634)	(295,708)

EBIT	R$	321,633	486,504	—	—	808,137	340,831	235,356	311,747	142,865	1,030,799
Net financial results	R$	(44,261)	(107,767)	—	—	(152,028)	52,996	163,983	(59,830)	16,075	173,224

Income before income tax and social contribution	R$	277,372	378,737	—	—	656,109	393,827	399,339	251,917	158,940	1,204,023
Income tax and social contribution	R$	(26,288)	265,994	—	—	239,706	(107,450)	(66,745)	(58,804)	133,456	(99,543)

Net income	R$	251,084	644,731	—	—	895,815	286,377	332,594	193,113	292,396	1,104,480

46	CVRD

8.16- Steel Area – CSI (Adjusted and Unaudited)

Information		2004					2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	566	530	—	—	1,096	442	447	507	489	1,885

Quantity sold — total	MT (thousand)	566	530	—	—	1,096	442	447	507	489	1,885

Average sales price — total	US$	419.00	539.53	—	—	477.29	445.80	401.96	374.08	389.72	401.57

Stockholders’ equity	R$	629,306	754,072	—	—	754,072	826,600	708,060	694,907	628,586	628,586

Net operating revenues	R$	674,606	879,168	—	—	1,553,774	694,108	542,067	560,875	556,491	2,353,541
Cost of products	R$	(654,582)	(711,791)	—	—	(1,366,373)	(652,314)	(534,893)	(573,033)	(533,923)	(2,294,163)
Other expenses/revenues	R$	411	(424)	—	—	(13)	—	866	56	(641)	281
Depreciation, amortization and depletion	R$	19,709	18,141	—	—	37,850	24,552	22,841	20,673	20,087	88,153

EBITDA	R$	40,144	185,094	—	—	225,238	66,346	30,881	8,571	42,014	147,812
Depreciation, amortization and depletion	R$	(19,709)	(18,141)	—	—	(37,850)	(24,552)	(22,841)	(20,673)	(20,087)	(88,153)

EBIT	R$	20,435	166,953	—	—	187,388	41,794	8,040	(12,102)	21,927	59,659
Result of equity investments	R$	3,890	3,239	—	—	7,129	1,159	1,266	1,264	2,203	5,892
Gain/loss in translation currency	R$	(374)	2,341	—	—	1,967	(740)	(2,583)	315	(80)	(3,088)
Net financial results	R$	(15,399)	(34,228)	—	—	(49,627)	(11,897)	(9,825)	(9,433)	(9,623)	(40,778)

Income (loss) before income tax and social contribution	R$	8,552	138,305	—	—	146,857	30,316	(3,102)	(19,956)	14,427	21,685
Income tax and social contribution	R$	(3,670)	(55,801)	—	—	(59,471)	(12,330)	570	8,671	(5,468)	(8,557)

Net income (loss)	R$	4,882	82,504	—	—	87,386	17,986	(2,532)	(11,285)	8,959	13,128

CVRD	47

8.17- Logistics Area – Docenave (Adjusted and Unaudited)

Information		2004					2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Maritime transport — external market
.Bulk transportation	MT (thousands)	1,426	1,430	—	—	2,856	2,559	1,837	1,703	1,835	7,934
.General cargo (Containers-TEUS)	TEUS	7,444	8,674	—	—	16,118	2,360	3,427	4,682	6,797	17,266
.Ports services	Operations	698	623	—	—	1,321	632	776	773	983	3,164
Maritime transport — internal market
.Bulk transportation	MT (thousands)	129	495	—	—	624	441	251	410	285	1,387
.General cargo (Containers-TEUS)	TEUS	14,532	15,916	—	—	30,448	9,682	11,987	12,053	14,872	48,594
.Ports services	Operations	912	986	—	—	1,898	1,114	1,242	1,132	1,448	4,936
Average sales price — external market
.Bulk transportation	US$	10.83	11.83	—	—	11.33	7.18	8.73	6.79	9.39	8.01
.General cargo (Containers-TEUS)	US$	569.99	585.77	—	—	578.48	525.00	451.12	576.68	684.27	587.05
.Ports services	US$	3,005.73	3,321.03	—	—	3,154.43	2,446.20	2,695.88	2,733.51	2,237.03	2,512.64
Average sales price — internal market
.Bulk transportation	US$	3.81	8.37	—	—	7.43	5.56	3.69	6.37	3.85	5.11
.General cargo (Containers-TEUS)	US$	594.62	619.63	—	—	607.69	744.16	621.84	629.55	635.56	652.32
.Ports services	US$	3,003.29	3,294.12	—	—	3,154.37	2,447.94	2,706.12	2,749.12	2,212.02	2,512.76
Long-term indebtedness, gross	US$	908	768	—	—	768	1,423	1,298	1,172	1,047	1,047
Short-term indebtedness, gross	US$	502	502	—	—	502	502	502	502	502	502

Total indebtedness, gross	US$	1,410	1,270	—	—	1,270	1,925	1,800	1,674	1,549	1,549

Stockholders’ equity	R$	258,815	297,633	—	—	297,633	452,618	301,615	255,440	242,769	242,769

Net operating revenues	R$	95,843	118,536	—	—	214,379	113,823	92,582	85,672	106,336	398,413
Cost of products	R$	(77,858)	(78,900)	—	—	(156,758)	(116,495)	(73,952)	(83,268)	(88,281)	(361,996)
Other expenses/revenues	R$	(7,670)	(5,949)	—	—	(13,619)	8,967	55,595	(26,539)	(26,209)	11,814
Depreciation	R$	396	2,940	—	—	3,336	370	371	376	390	1,507

EBITDA	R$	10,711	36,627	—	—	47,338	6,665	74,596	(23,759)	(7,764)	49,738
Depreciation	R$	(396)	(2,940)	—	—	(3,336)	(370)	(371)	(376)	(390)	(1,507)

EBIT	R$	10,315	33,687	—	—	44,002	6,295	74,225	(24,135)	(8,154)	48,231
Net financial results	R$	13,111	13,976	—	—	27,087	(4,051)	(57,007)	38,511	(408)	(22,955)

Income (loss) before income tax and social contribution	R$	23,426	47,659	—	—	71,085	2,244	17,218	14,376	(8,562)	25,276
Income tax and social contribution	R$	(3,759)	(1,121)	—	—	(4,880)	(3,965)	3,965	—	(4,108)	(4,108)

Net income (loss)	R$	19,667	46,538	—	—	66,205	(1,721)	21,183	14,376	(12,670)	21,168

48	CVRD

8.18- Logistics Area – FCA (Adjusted and Unaudited)

Information		2004					2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — internal market	ton (thousands)	5,807	6,943	—	—	12,750	5,431	6,024	6,336	6,028	23,819
Average sales price — internal market	R$	22.77	24.95	—	—	23.96	19.46	21.01	23.08	22.29	21.53
Long-term indebtedness, gross	US$	110,691	106,705	—	—	106,705	102,581	120,257	114,796	115,387	115,387
Short-term indebtedness, gross	US$	17,713	17,849	—	—	17,849	13,013	15,604	15,895	17,397	17,397

Total indebtedness, gross	US$	128,404	124,554	—	—	124,554	115,594	135,861	130,691	132,784	132,784

Stockholders’ equity	R$	108,025	81,852	—	—	81,852	(532,514)	(758,763)	107,907	129,937	129,937

Net operating revenues	R$	112,859	142,963	—	—	255,822	92,198	112,287	129,991	118,009	452,485
Cost of products	R$	(130,325)	(132,242)	—	—	(262,567)	(100,387)	(151,220)	(130,983)	(165,787)	(548,377)
Other expenses/revenues	R$	3,783	(12,829)	—	—	(9,046)	(17,302)	(8,559)	(20,278)	(21,380)	(67,519)
Depreciation, amortization and depletion	R$	10,003	19,404	—	—	29,407	8,441	8,861	9,451	10,456	37,209

EBITDA	R$	(3,680)	17,296	—	—	13,616	(17,050)	(38,631)	(11,819)	(58,702)	(126,202)
Depreciation, amortization and depletion	R$	(10,003)	(19,404)	—	—	(29,407)	(8,441)	(8,861)	(9,451)	(10,456)	(37,209)

EBIT	R$	(13,683)	(2,108)	—	—	(15,791)	(25,491)	(47,492)	(21,270)	(69,158)	(163,411)
Impairment	R$	—	—	—	—	—	—	(198,395)	—	—	(198,395)
Net financial results	R$	(12,019)	(24,065)	—	—	(36,084)	(1,376)	19,602	(12,829)	(7,492)	(2,095)

Net income (loss)	R$	(25,702)	(26,173)	—	—	(51,875)	(26,867)	(226,285)	(34,099)	(76,650)	(363,901)

CVRD	49

8.19- Non ferrous minerals area – PPSA (Adjusted and Unaudited)

Information		2004					2003
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	ton (thousands)	85	88	—	—	173	91	71	101	104	367
Quantity sold — internal market	ton (thousands)	13	13	—	—	26	17	13	13	13	56

Quantity sold-total	ton (thousands)	98	101	—	—	199	108	84	114	117	423

Average sales price — external market	US$	153.43	154.75	—	—	154.10	156.52	159.99	143.15	153.80	152.74
Average sales price — internal market	US$	157.45	157.92	—	—	157.69	127.82	165.77	156.85	159.62	150.75
Average sales price-total	US$	153.94	155.42	—	—	154.69	152.00	160.88	144.71	154.45	152.48
Long-term indebtedness, gross	US$	38,666	31,260	—	—	31,260	77,302	71,865	44,040	44,158	44,158
Short-term indebtedness, gross	US$	5,393	1,012	—	—	1,012	12,544	2,748	12,493	9,496	9,496

Total indebtedness, gross	US$	44,059	32,272	—	—	32,272	89,846	74,613	56,533	53,654	53,654

Stockholders’ equity	R$	97,208	95,466	—	—	95,466	(50,979)	(3,458)	82,088	90,261	90,261

Net operating revenues	R$	43,356	50,120	—	—	93,476	56,103	39,416	47,240	52,426	195,185
Cost of products	R$	(26,747)	(31,858)	—	—	(58,605)	(27,146)	(25,062)	(32,772)	(29,576)	(114,556)
Other expenses/revenues	R$	(6,053)	(11,197)	—	—	(17,250)	(9,573)	(19,184)	(8,511)	(8,215)	(45,483)
Depreciation, amortization and depletion	R$	3,544	4,059	—	—	7,603	3,040	3,051	3,063	4,727	13,881

EBITDA	R$	14,100	11,124	—	—	25,224	22,424	(1,779)	9,020	19,362	49,027
Depreciation, amortization and depletion	R$	(3,544)	(4,059)	—	—	(7,603)	(3,040)	(3,051)	(3,063)	(4,727)	(13,881)

EBIT	R$	10,556	7,065	—	—	17,621	19,384	(4,830)	5,957	14,635	35,146
Impairment	R$	(22)	—	—	—	(22)	—	—	—	—	—
Net financial results	R$	(3,587)	(8,089)	—	—	(11,676)	15,425	38,876	(13,677)	(441)	40,183

Income (loss) before income tax and social contribution	R$	6,947	(1,024)	—	—	5,923	34,809	34,046	(7,720)	14,194	75,329
Income tax and social contribution	R$	—	(717)	—	—	(717)	(3,047)	2,102	—	(6,029)	(6,974)

Net income (loss)	R$	6,947	(1,741)	—	—	5,206	31,762	36,148	(7,720)	8,165	68,355

50	CVRD

9- Report of the Independent Accountants	(A free translation of the original opinion in Portuguese expressed on Quarterly Information prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce

1.	We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce for the quarter ended June 30, 2004 prepared in accordance with accounting practices adopted in Brazil and under the responsibility of the Company’s management, comprising the balance sheet, the statement of income and the comments on the Company’s performance.

2.	Except as mentioned in paragraph 3, our limited review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company’s accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s financial position and operations.

3.	The financial statements as of June 30, 2004, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of R$ 3,222,806 thousand of these investments and R$ 465,321 thousand of the income generated by them for the quarter then ended.

4.	Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).

5.	Our limited review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows is presented as additional information, and is not a required part of the Quarterly Financial Information. Such statement has been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statement for it to be adequately presented in relation to the Quarterly Financial Information.

6.	The balance sheet as of March 31, 2004 and the statements of income for the quarter ended March 31, 2004 and the quarter and semesters ended June 30, 2003, presented for comparison purposes, were reviewed by other independent auditors, whose reports, dated May 7, 2004 and August 7, 2003, respectively, included a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.

Rio de Janeiro, August 6, 2004

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Independent Auditors	Accountant
CRC-SP 011609/O-S-RJ	CRC-RJ 036.206/O

10-	MEMBERS OF THE BOARD OF DIRECTORS, ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS, FISCAL COUNCIL, AND EXECUTIVE OFFICERS AND RESPONSIBLE TECHNICIANS

BOARD OF DIRECTORS

Sérgio Ricardo Silva Rosa
Chairman

Arlindo Magno de Oliveira

Cláudio Bernardo Guimarães de Moraes

Erik Persson

Francisco Valadares Povoa

Jaques Vagner

Katsuto Nomii

Mário da Silveira Teixeira Júnior

Oscar Augusto de Camargo Filho

Renato da Cruz Gomes

Ricardo Carvalho Giambroni

ADVISORY COMMITTEES OF THE
BOARD OF DIRECTORS

Audit Committee
Antonio José de Figueiredo Ferreira
Heitor Ribeiro Filho
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros

Executive Development Committee
Arlindo Magno de Oliveira
Francisco Valadares Póvoa
João Moisés de Oliveira
Olga Loffredi
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Wanderley Rezende de Souza

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

FISCAL COUNCIL

Pedro Carlos de Mello
Chairman

Marcelo Amaral Moraes

Oswaldo Mário Pêgo de Amorim Azevedo

EXECUTIVE OFFICERS

Roger Agnelli
Chief Executive Officer

Jose Carlos Martins
Executive Officer for Business Development
and Participations

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and
Corporate Services

Antonio Miguel Marques
Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning an Control

Guilherme Rodolfo Laager
Executive Officer for Logistics

Eduardo de Carvalho Duarte	Otto de Souza Marques Junior
Chief Accountant	Chief Officer of Control Department
CRC-RJ 57439

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 13, 2004	By: /s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa Chief Financial Officer